Filed Pursuant to Rule 424(b)(3)

Registration No. 333-251433

PROSPECTUS SUPPLEMENT

(To Prospectus dated May 18, 2021)

306,053,642 Shares of Class A Common Stock

6,650,000 Warrants

This Prospectus Supplement supplements the prospectus dated May 18, 2021 (as supplemented to date, the “Prospectus”), which forms a part of our Registration Statement on Post-Effective Amendment No. 3 to the Form S-1 (Registration Statement No. 333- 251433) filed with the Securities and Exchange Commission (the “Commission”) on May 17, 2021 and declared effective by the Commission on May 18, 2021.

The Prospectus and this Prospectus Supplement relate to the disposition from time to time of 1) up to 306,053,642 shares of our Class A Common Stock, which include Class A Common Stock issuable upon conversion of our Class B Common Stock, the exercise of certain private placement and public warrants, the exercise of certain stock options, and the vesting of certain restricted stock units, and 2) up to 6,650,000 private placement warrants, which are held or may be held by the selling securityholders named in the Prospectus. We will not receive any proceeds from the sale of our securities offered by the selling securityholders under the Prospectus.

On August 24, 2021, we redeemed all outstanding public warrants that had not been exercised as of such date (the “Public Warrant Redemption Date”). We received an aggregate of $129,687,711.37 from the cash exercise of public warrants prior to the Public Warrant Redemption Date, net of the amount paid for redemption of unexercised public warrants. On August 30, 2021, we gave notice to all holders of private placement warrants that such warrants would be redeemed on September 30, 2021 unless exercised prior to that date (the “Private Warrant Redemption Date”). Since all private placement warrants were exercised prior to the Private Warrant Redemption Date, none were redeemed and we received an aggregate of $21,742,877.50 from the cash exercises of such warrants. As a result of such redemptions and exercises, no Company warrants remain outstanding.

This Prospectus Supplement should be read in conjunction with the Prospectus, which is to be delivered with this Prospectus Supplement. This Prospectus Supplement updates, amends and supplements the information included or incorporated by reference in the Prospectus. If there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on the information in this Prospectus Supplement.

This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Quarterly Report on Form 10-Q

On October 28, 2021, we filed a Quarterly Report on Form 10-Q with the Commission. The Form 10-Q is attached hereto.

Investing in our securities involves a high degree of risk. In reviewing the Prospectus and this Prospectus Supplement, you should carefully consider the matters described under the heading “Risk Factors” beginning on page 6 of the Prospectus.

You should rely only on the information contained in the Prospectus, this Prospectus Supplement or any Prospectus Supplement or amendment hereto. We have not authorized anyone to provide you with different information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 28, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number: 001-39345

QUANTUMSCAPE CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	85-0796578
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1730 Technology Drive San Jose, CA	95110
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (408) 452-2000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol (s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	QS	The New York Stock Exchange

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The number of shares of the registrant’s Class A Common Stock, par value $0.0001 per share outstanding was 325,706,537, and the number of shares of the registrant’s Class B Common Stock, par value $0.0001 per share outstanding was 96,740,426, as of October 21, 2021.

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Company makes forward-looking statements in this Quarterly Report on Form 10-Q (this “Report”) and in documents incorporated herein by reference. All statements, other than statements of present or historical fact included in or incorporated by reference in this Report, regarding the Company’s future financial performance, as well as the Company’s strategy, future operations, financial position, estimated revenues, and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this Report, the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “will,” “would,” the negative of such terms, and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations, assumptions, hopes, beliefs, intentions and strategies regarding future events and are based on currently available information as to the outcome and timing of future events. The Company cautions you that these forward-looking statements are subject to all of the risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of the Company and incident to its business.

These forward-looking statements are based on information available as of the date of this Report, and current expectations, forecasts and assumptions, and involve a number of risks and uncertainties. Accordingly, forward-looking statements in this Report and in any document incorporated herein by reference should not be relied upon as representing the Company’s views as of any subsequent date, and the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

As a result of a number of known and unknown risks and uncertainties, the Company’s actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

•
delays in or the inability to achieve our technology development objectives, including high volume production of battery cells at commercial size with acceptable quality, consistency, throughput and cost for successful commercialization of our technologies;
•
delays in implementing or the inability to successfully implement the manufacturing processes related automation and technologies necessary for development efforts, volume production and successful commercialization of our technologies;
•
the inability to establish supply relationships for necessary components or being required to pay higher than anticipated supply costs;
•
our relationship with Volkswagen, including the ability to commercialize solid-state batteries from our joint development relationship with Volkswagen and as a potential customer;
•
the failure of our batteries to perform as expected;
•
delays in starting up the expected operations of our current and planned facilities, including the addition of an approximately 197,000 square foot pre-pilot line facility in California (“QS-0”), a 1GWh pilot-production line (“QS-1”), and subsequently the expansion to the full 21GWh target (“QS-1 Expansion”);
•
the inability to attract customers during the development stage or for high volume commercial production;
•
the Company’s future financial and business performance, including financial projections and business metrics;
•
changes in the Company’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans;
•
the Company’s ability to scale in a cost-effective manner;
•
the Company’s ability to raise capital;
•
developments relating to the Company’s competitors and industry;
•
the outcome of any known and unknown litigation and regulatory proceedings and any changes to regulations;
•
the impact of worldwide economic, political, industry, and market conditions, including the continued effects of the global COVID-19 pandemic;
•
any further changes to our financial statements or this Report that may be required due to SEC comments or further guidance regarding the accounting treatment of the Assumed Common Stock Warrants (as defined in Note 2 to the condensed consolidated financial statements in this Report);
•
the effectiveness of the Company’s disclosure controls and procedures and internal control over financial reporting; and
•
the quantitative effects of the restatement of our previously issued consolidated financial statements as of and for the period ended December 31, 2020.

Other risks and uncertainties set forth in this Report, including risk factors discussed in Item 1A under the heading, “Risk Factors.”

PART I—FINANCIAL INFORMATION

Item 1. Financial Statements.

QuantumScape Corporation

Condensed Consolidated Balance Sheets (Unaudited)

(In Thousands, Except per Share Amounts)

	September 30,	December 31,
	2021	2020
Assets
Current assets
Cash and cash equivalents ($3,382 and $3,406 as of September 30, 2021 and December 31, 2020, respectively, for joint venture)	$346,156	$113,216
Marketable securities	1,197,572	884,336
Prepaid expenses and other current assets	8,611	11,616
Total current assets	1,552,339	1,009,168
Property and equipment, net	135,677	43,696
Right-of-use assets - finance lease	37,290	—
Right-of-use assets - operating lease	22,911	11,712
Other assets	11,069	2,193
Total assets	$1,759,286	$1,066,769
Liabilities, redeemable non-controlling interest and stockholders’ equity
Current liabilities
Accounts payable	$22,403	$5,383
Accrued liabilities	6,370	2,701
Accrued compensation	5,604	2,391
Operating lease liability, short-term	1,552	1,220
Finance lease liability, short-term	152	—
Strategic premium, short-term	201	655
Total current liabilities	36,282	12,350
Operating lease liability, long-term	22,102	11,244
Finance lease liability, long-term	44,120	—
Assumed common stock warrant liabilities	—	689,699
Total liabilities	102,504	713,293
Commitments and contingencies (see Note 8)
Redeemable non-controlling interest	1,694	1,704
Stockholders’ equity
Preferred stock- $0.0001 par value; 100,000 shares authorized, none issued and outstanding as of September 30, 2021 and December 31, 2020	—	—
Common stock - $0.0001 par value; 1,250,000 shares authorized (1,000,000 Class A and 250,000 Class B); 325,702 Class A and 96,740 Class B shares issued and outstanding as of September 30, 2021, 207,769 Class A and 156,225 Class B shares issued and outstanding as of December 31, 2020	42	36
Additional paid-in-capital	3,612,054	2,329,406
Accumulated other comprehensive loss	(629)	(31)
Accumulated deficit	(1,956,379)	(1,977,639)
Total stockholders’ equity	1,655,088	351,772
Total liabilities, redeemable non-controlling interest and stockholders’ equity	$1,759,286	$1,066,769

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

QuantumScape Corporation

Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) (Unaudited)

(In Thousands, Except per Share Amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Operating expenses:
Research and development	$39,467	$16,977	$104,708	$42,373
General and administrative	14,365	3,713	43,421	8,460
Total operating expenses	53,832	20,690	148,129	50,833
Loss from operations	(53,832)	(20,690)	(148,129)	(50,833)
Other (loss) income:
Interest expense	(359)	(8,947)	(597)	(8,947)
Interest income	605	143	1,201	962
Change in fair value of assumed common stock warrant liabilities	68,934	—	168,674	—
Change in fair value of Series F convertible preferred stock tranche liabilities	—	(347,120)	—	(347,120)
Other income	3	760	101	760
Total other income (loss)	69,183	(355,164)	169,379	(354,345)
Net income (loss)	15,351	(375,854)	21,250	(405,178)
Less: Net loss attributable to non-controlling interest, net of tax of $0	—	(1)	(10)	(6)
Net income (loss) attributable to common stockholders	$15,351	$(375,853)	$21,260	$(405,172)
Net income (loss)	$15,351	$(375,854)	$21,250	$(405,178)
Other comprehensive income (loss):
Unrealized gain (loss) on marketable securities	65	(107)	(598)	(50)
Total comprehensive income (loss)	15,416	(375,961)	20,652	(405,228)
Less: Comprehensive loss attributable to non-controlling interest	—	(1)	(10)	(6)
Comprehensive income (loss) attributable to common stockholders	$15,416	$(375,960)	$20,662	$(405,222)

Net income (loss) per share of common stock attributable to common stockholders
Basic	$0.04	$(1.57)	$0.05	$(1.69)
Diluted	$(0.13)	$(1.57)	$(0.36)	$(1.69)
Weighted-average shares used in computing net income (loss) per share of common stock
Basic	417,829	239,922	397,370	239,838
Diluted	420,649	239,922	404,369	239,838

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

QuantumScape Corporation

Condensed Consolidated Statements of Redeemable Non-Controlling Interest and Stockholders’ Equity (Unaudited)

(In Thousands, Except Share and per Share Amounts)

	Redeemable Non- Controlling	Common Stock		Additional Paid-In	Accumulated	Accumulated Other Comprehensive	Total Stockholders’
Three Months Ended September 30, 2021	Interest	Shares	Amount	Capital	Deficit	Income (Loss)	Equity
Balance as of June 30, 2021	$1,694	414,539,835	$41	$3,478,814	$(1,971,730)	$(694)	$1,506,431
Exercise of stock option	—	1,243,545	—	1,880	—	—	1,880
Shares issued upon vesting of restricted stock units	—	992,484	—	—	—	—	—
Exercise of warrants	—	5,666,799	1	118,633	—	—	118,634
Stock-based compensation	—	—	—	12,727	—	—	12,727
Net income	—	—	—	—	15,351	—	15,351
Unrealized gain on marketable securities	—	—	—	—	—	65	65
Balance as of September 30, 2021	$1,694	422,442,663	$42	$3,612,054	$(1,956,379)	$(629)	$1,655,088

	Redeemable Non- Controlling	Common Stock		Additional Paid-In	Accumulated	Accumulated Other Comprehensive	Total Stockholders’
Nine Months Ended September 30, 2021	Interest	Shares	Amount	Capital	Deficit	Income (Loss)	Equity
Balance as of December 31, 2020	$1,704	363,993,705	$36	$2,329,406	$(1,977,639)	$(31)	$351,772
Exercise of stock option	—	11,772,597	1	11,331	—	—	11,332
Shares issued upon vesting of restricted stock units	—	3,997,984	—	—	—	—	—
Exercise of warrants	—	15,497,043	2	672,454	—	—	672,456
Issuance of Class A Common Stock, net of issuance costs of $15.5 million	—	11,960,000	1	462,925	—	—	462,926
Issuance of Class A Common Stock pursuant to Legacy QuantumScape Series F Preferred Stock Purchase Agreement, net of issuance costs of $0.1 million	—	15,221,334	2	99,928	—	—	99,930
Stock-based compensation	—	—		36,010	—	—	36,010
Net income (loss)	(10)	—		—	21,260	—	21,260
Unrealized loss on marketable securities	—	—		—	—	(598)	(598)
Balance as of September 30, 2021	$1,694	422,442,663	$42	$3,612,054	$(1,956,379)	$(629)	$1,655,088

	Redeemable Non- Controlling	Common Stock		Additional Paid-In	Accumulated	Accumulated Other Comprehensive	Total Stockholders’
Three Months Ended September 30, 2020	Interest	Shares	Amount	Capital	Deficit	Income (Loss)	Equity
Balance as of June 30, 2020	$1,705	239,798,774	$24	$448,836	$(325,181)	$147	$123,826
Exercise of stock option	—	396,618	—	306	—	—	306
Stock-based compensation	—	—	—	4,871	—	—	4,871
Net loss	(1)	—	—	—	(375,853)	—	(375,853)
Unrealized loss on marketable securities	—	—	—	—	—	(107)	(107)
Balance as of September 30, 2020	$1,704	240,195,392	$24	$454,013	$(701,034)	$40	$(246,957)

	Redeemable Non- Controlling	Common Stock		Additional Paid-In	Accumulated	Accumulated Other Comprehensive	Total Stockholders’
Nine Months Ended September 30, 2020	Interest	Shares	Amount	Capital	Deficit	Income (Loss)	Equity
Balance as of December 31, 2019	$1,710	239,777,057	$24	$444,440	$(295,862)	$90	$148,692
Exercise of stock option	—	418,335	—	320	—	—	320
Stock-based compensation	—	—	—	9,253	—	—	9,253
Net loss	(6)	—	—	—	(405,172)	—	(405,172)
Unrealized loss on marketable securities	—	—	—	—	—	(50)	(50)
Balance as of September 30, 2020	$1,704	240,195,392	$24	$454,013	$(701,034)	$40	$(246,957)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

QuantumScape Corporation

Condensed Consolidated Statements of Cash Flows (Unaudited)

(In Thousands)

	Nine Months Ended September 30,
	2021	2020
Operating activities
Net income (loss)	$21,250	$(405,178)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	7,632	4,716
Amortization of right-of-use assets- operating lease	1,177	915
Amortization of right-of-use assets- finance lease	1,413	—
Amortization of premiums and accretion of discounts on marketable securities	9,055	212
Stock-based compensation expense	36,010	9,253
Change in fair value of convertible preferred stock warrant liabilities	—	8,947
Change in fair value of convertible preferred stock tranche liabilities	—	347,120
Change in fair value of assumed common stock warrant liabilities	(168,674)	—
Other	223	—
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	2,419	(491)
Accounts payable, accrued liabilities and accrued compensation	7,361	1,193
Operating lease liability	(1,168)	(801)
Net cash used in operating activities	(83,302)	(34,114)
Investing activities
Purchases of property and equipment, net	(82,396)	(13,912)
Proceeds from maturities of marketable securities	611,005	88,000
Proceeds from sales of marketable securities	172,293	—
Purchases of marketable securities	(1,106,167)	(50,633)
Net cash (used in) provided by investing activities	(405,265)	23,455
Financing activities
Proceeds from exercise of stock options	11,332	320
Proceeds from exercise of warrants	151,431	—
Payment of Business Combination share issuance costs	(1,016)	(2,283)
Proceeds from issuance of common stock, net of issuance costs paid	462,926	—
Proceeds from issuance of Class A Common Stock pursuant to Legacy QuantumScape Series F Preferred Stock Purchase Agreement, net of issuance costs	99,930	(208)
Proceeds from finance lease, net of principal payment	5,210	—
Net cash (used in) provided by financing activities	729,813	(2,171)
Net increase (decrease) in cash, cash equivalents and restricted cash	241,246	(12,830)
Cash, cash equivalents and restricted cash at beginning of period	115,410	25,596
Cash, cash equivalents and restricted cash at end of period	$356,656	$12,766
Supplemental disclosure of cash flow information
Cash paid for interest	$238	$—
Purchases of property and equipment, accrued but not paid	$21,724	$3,003
Business Combination expense, accrued but not paid	$—	$1,801
Series F convertible preferred stock issuance cost, accrued but not paid	$—	$111
Fair value of assumed common stock warrants exercised	$521,025	$—

The following presents the Company’s cash, cash equivalents and restricted cash by category in the Company’s Condensed Consolidated Balance Sheets (Unaudited):

	As of September 30,
	2021	2020
Cash and cash equivalents	$346,156	$10,573
Other assets	10,500	2,193
Total cash, cash equivalents and restricted cash	$356,656	$12,766

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

QuantumScape Corporation

Notes to Condensed Consolidated Financial Statements (Unaudited)

September 30, 2021

Note 1. Organization

The original QuantumScape Corporation, now named QuantumScape Battery, Inc. (“Legacy QuantumScape”) was founded in 2010 with the mission to revolutionize energy storage to enable a sustainable future.

On November 25, 2020 (the “Closing Date”), Kensington Capital Acquisition Corp. (“Kensington”), a special purpose acquisition company, consummated the Business Combination Agreement (the “Business Combination Agreement”) dated September 2, 2020, by and among Kensington, Kensington Merger Sub Corp., a Delaware corporation and wholly owned subsidiary of Kensington (“Merger Sub”), and Legacy QuantumScape.

Pursuant to the terms of the Business Combination Agreement, a business combination between Kensington and Legacy QuantumScape was effected through the merger of Merger Sub with and into Legacy QuantumScape, with Legacy QuantumScape surviving as the surviving company and as a wholly-owned subsidiary of Kensington (the “Merger” and, collectively with the other transactions described in the Business Combination Agreement, the “Business Combination”). On the Closing Date, Kensington changed its name to QuantumScape Corporation (the “Company”).

The Company is focused on the development and commercialization of its solid-state lithium-metal batteries. Planned principal operations have not yet commenced. As of September 30, 2021, the Company has not derived revenue from its principal business activities.

Beginning in March 2020, the COVID-19 pandemic and the measures imposed to contain this pandemic have disrupted and are expected to continue to impact the Company’s business. In California, many of the COVID-19 restrictions have been relaxed, but there is concern that some or all of these restrictions may be reimposed if there is a significant increase in the reported cases of COVID-19 and related variants. The magnitude of the impact of the COVID-19 pandemic on the Company’s productivity, results of operations and financial position, and its disruption to the Company’s business and battery development and timeline, will depend in part, on the length and severity of these restrictions and on the Company’s ability to conduct business in the ordinary course.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The Company’s unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) as determined by the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) and pursuant to the regulations of the U.S. Securities and Exchange Commission (“SEC”).

Pursuant to the Business Combination Agreement, the merger between Merger Sub and Legacy QuantumScape was accounted for as a reverse recapitalization in accordance with U.S. GAAP (the “Reverse Recapitalization”). Under this method of accounting, Kensington was treated as the “acquired” company and Legacy QuantumScape is treated as the acquirer for financial reporting purposes.

Accordingly, for accounting purposes, the Reverse Recapitalization was treated as the equivalent of Legacy QuantumScape issuing stock for the net assets of Kensington, accompanied by a recapitalization. The net assets of Kensington are stated at historical cost, with no goodwill or other intangible assets recorded.

Legacy QuantumScape was determined to be the accounting acquirer based on the following predominant factors:

•
Legacy QuantumScape’s shareholders have the largest portion of voting rights in the Company;
•
the Company’s Board of Directors (the “Board”) and management are primarily composed of individuals associated with Legacy QuantumScape; and
•
Legacy QuantumScape was the larger entity based on historical operating activity and Legacy QuantumScape has the larger employee base at the time of the Business Combination.

The consolidated assets, liabilities and results of operations prior to the Reverse Recapitalization are those of Legacy QuantumScape. The shares and corresponding capital amounts and losses per share, prior to the Business Combination, have been retroactively restated based on shares reflecting the Exchange Ratio (as defined below) established in the Business Combination.

Use of Estimates

The preparation of the condensed consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of commitments and contingencies at the date of the financial statements as well as reported amounts of expenses during the reporting periods. Estimates made by the Company include, but are not limited to, those related to the valuation of common stock prior to the Business Combination, valuation of convertible preferred stock warrants, valuation of convertible preferred stock tranche liabilities, and valuation of Assumed Common Stock Warrants among others. The Company bases these estimates on historical experience and on various other assumptions that it believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Actual results could differ materially from those estimates.

Unaudited Interim Condensed Consolidated Financial Statements

The accompanying interim condensed consolidated balance sheet as of September 30, 2021, the interim condensed consolidated statements of redeemable non-controlling interest and stockholders’ equity, the interim condensed consolidated statements of operations and comprehensive loss, and the interim condensed consolidated statements of cash flows for the three and nine months ended September 30, 2021 and 2020, are unaudited. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited annual consolidated financial statements and, in management’s opinion, include all adjustments consisting of only normal recurring adjustments necessary for the fair statement of the Company’s financial position as of September 30, 2021 and its results of operations and cash flows for the three and nine months ended September 30, 2021 and 2020. The financial data and the other financial information disclosed in the notes to these condensed consolidated financial statements related to the three-month and nine-month periods are also unaudited. The results of operations for the three and nine months ended September 30, 2021 are not necessarily indicative of the results to be expected for the full fiscal year or any other period.

These unaudited interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and the related notes included in the Company’s audited annual consolidated financial statements for the year ended December 31, 2020 included in the Company's Annual Report on Form 10-K/A (Amendment No. 2) for the year ended December 31, 2020 filed on May 7, 2021 (the “Annual Report”).

Principles of Consolidation

The Company’s policy is to consolidate all entities that it controls by ownership of a majority of the outstanding voting stock. In addition, the Company consolidates entities that meet the definition of a variable interest entity (“VIE”) for which the Company is the related party most closely associated with and is the primary beneficiary. The primary beneficiary is the party who has the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and who has an obligation to absorb losses of the entity or a right to receive benefits from the entity that could potentially be significant to the entity. For consolidated entities that are less than wholly owned, the third party’s holding of an equity interest is presented as redeemable non-controlling interests in the Company’s Condensed Consolidated Balance Sheets and Condensed Consolidated Statements of Redeemable Non-Controlling Interest and Stockholders’ Equity. The portion of net earnings (loss) attributable to the redeemable non-controlling interests is presented as net income (loss) attributable to non-controlling interests in the Company’s Condensed Consolidated Statements of Operations and Comprehensive Loss.

The Company was a single-legal entity prior to becoming a partner with Volkswagen in QSV Operations LLC (“QSV”). As noted in the section titled “Joint Venture and Redeemable Non-Controlling Interest” below, the Company determined QSV was a VIE for which it was required to consolidate the operations upon its formation in 2018. The Company continued to consolidate the operations of QSV in 2021 as the determination of the VIE has not changed.

Joint Venture and Redeemable Non-Controlling Interest

On June 18, 2018, QSV was incorporated as a limited liability company. Volkswagen Group of America, Inc. (“VWGoA”), Volkswagen Group of America Investments, LLC (“VGA”) and QuantumScape executed a Joint Venture Agreement (“JVA”), effective September 2018, with the goal of jointly establishing a manufacturing facility to produce the pilot line of the Company’s product through QSV. In connection with this agreement, the parties also have entered into two operating agreements: (i) the Limited Liability Company Agreement of QSV to govern the respective rights and obligations as members of QSV and (ii) the Common IP License Agreement for the Company to license certain intellectual property rights pertaining to automotive battery cells as defined in the JVA to VWGoA, VGA and QSV.

Volkswagen is a related party stockholder (approximately 19.2% and 13.2% voting interest holder of the Company as of September 30, 2021 and December 31, 2020, respectively). Upon the effectiveness of the JVA, each party contributed $1.7 million in cash to capitalize QSV in exchange for 50% equity interests.

The joint venture is considered a VIE with a related party and therefore the related party whose business is more closely related to the planned operations of the joint venture is required to consolidate the operations.

The Company determined its operations were most closely aligned with the operations of the joint venture and therefore has consolidated the results of QSV’s operations in its Condensed Consolidated Balance Sheets, Condensed Consolidated Statements of Operations and Comprehensive Loss and Condensed Consolidated Statements of Redeemable Non-Controlling Interest and Stockholders’ Equity. QSV had minimal operations through September 30, 2021.

The Company classifies non-controlling interests with redemptions features that are not solely within the control of the Company within temporary equity on the Company’s Condensed Consolidated Balance Sheet in accordance with ASC 480-10-S99-3A, SEC Staff Announcement: Classification and Measurement of Redeemable Securities (“ASC 480-10-S99-3A”). The non-controlling interest was recorded outside of stockholders’ equity because the non-controlling interest provides the holder with put rights in the event of, amongst others, (i) the failure by the Company to meet specified development milestones within certain timeframes, (ii) the parties to the JVA cannot agree to certain commercial terms within certain timeframes, or (iii) a change of control of the Company, which such events are considered not solely within the Company’s control. The Company adjusts redeemable non-controlling interests for the portion of net earnings attributable to the redeemable non-controlling interests.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist principally of cash and cash equivalents and marketable securities. As of September 30, 2021 and December 31, 2020, approximately $170.3 million and $12.2 million of our total cash and cash equivalents and marketable securities, are held in U.S. money market funds, and $801.4 million and $977.3 million are invested in U.S. government and agency securities, respectively. The Company seeks to mitigate its credit risk with respect to cash and cash equivalents and marketable securities by making deposits with large, reputable financial institutions and investing in high credit rated shorter-term instruments.

Cash and Cash Equivalents and Restricted Cash

Management considers all highly liquid investments with an insignificant interest rate risk and original maturities of three months or less to be cash equivalents.

Restricted cash, if the date of availability or disbursement is longer than one year and the balances are maintained under an agreement that legally restricts the use of such funds, is not included within cash and cash equivalents and is reported within other assets.

Restricted cash is comprised of $10.5 million, all of which is pledged as a form of security for the Company’s lease agreements for its headquarters facility as of September 30, 2021. As of December 31, 2020, restricted cash was $2.2 million.

Marketable Securities

The Company’s investment policy is consistent with the definition of available-for-sale securities. The Company does not buy and hold securities principally for the purpose of selling them in the near future. The Company’s policy is focused on the preservation of capital, liquidity, and return. From time to time, the Company may sell certain securities, but the objectives are generally not to generate profits on short-term differences in price.

These securities are carried at estimated fair value with unrealized holding gains and losses included in other comprehensive loss in stockholders’ equity until realized. Gains and losses on marketable security transactions are reported on the specific-identification method. Dividend and interest income are recognized when earned.

Fair Value Measurement

The Company applies fair value accounting for all financial assets and liabilities measured on a recurring and nonrecurring basis. Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. The accounting guidance established a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, used to determine the fair value of its financial instruments. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

•
Level 1 – Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.
•
Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets and liabilities.
•
Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of the related asset. The estimated useful lives of assets are as follows:

Computers and hardware	3 years
Furniture and fixtures	7 years
Lab equipment	5 years
Leasehold improvements	Shorter of the lease term (including estimated renewals) or the estimated useful lives of the improvements

Maintenance and repairs are charged to expense as incurred, and improvements are capitalized. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the accompanying statements of operations and comprehensive loss in the period realized.

Impairment of Long-Lived Assets

The Company evaluates the carrying value of long-lived assets when indicators of impairment exist. The carrying value of a long-lived asset is considered impaired when the estimated separately identifiable, undiscounted cash flows from such an asset are less than the carrying value of the asset. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using the estimated cash flows discounted at a rate commensurate with the risk involved. There were no material impairment charges in any of the periods presented.

Leases

The Company accounts for its leases under ASC 842, Leases. Under this guidance, lessees classify arrangements meeting the definition of a lease as operating or financing leases, and leases are recorded on the Condensed Consolidated Balance Sheet as both a right-of-use asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company’s incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the right of use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right-of-use asset result in straight-line rent expense over the lease term. For finance leases, interest on the lease liability and the amortization of the right-of-use asset results in front-loaded expense over the lease term. Variable lease expenses, including common maintenance fees, insurance and property tax, are recorded when incurred.

In calculating the right-of-use asset and lease liability, the Company elects to combine lease and non-lease components for all classes of assets. The Company excludes short-term leases having initial terms of 12 months or less as an accounting policy election, and instead recognizes rent expense on a straight-line basis over the lease term.

Convertible Preferred Stock

Prior to the Business Combination, the Company recorded shares of convertible preferred stock at their respective fair values on the dates of issuance, net of issuance costs. The Company applied the guidance in ASC 480-10-S99-3A and therefore classified all of its outstanding convertible preferred stock as temporary equity. The convertible preferred stock was recorded outside of stockholders’ deficit because, in the event of certain deemed liquidation events considered not solely within the Company’s control, such as a merger, acquisition and sale of all or substantially all of the Company’s assets, the convertible preferred stock would become redeemable at the option of the holders. In the event of a change of control of the Company, proceeds received from the sale of such shares would be distributed in accordance with the liquidation preferences set forth in the Company’s Amended and Restated Certificate of Incorporation.

All convertible preferred stock previously classified as temporary equity was retroactively adjusted, converted into Class A and Class B Common Stock, and reclassified to permanent as a result of the Business Combination. Convertible preferred stock converted into shares of Legacy QuantumScape Class A and Class B Common Stock and were immediately exchanged for Class A and Class B Common Stock of the Company, as described in Note 4.

In March 2016 and March 2017, Legacy QuantumScape issued shares of Series D convertible preferred stock to two new strategic investors and to an existing strategic investor for net proceeds of $59.7 million.

Legacy QuantumScape determined that the Series D convertible preferred stock share purchase agreements with these investors contained strategic terms as all of these investors had strategic interests in the Company’s technology and negotiated specific strategic terms expected to benefit these new investors, over and above the value that would be expected to be realized from the equity investment itself. Thus, the sale of the Legacy QuantumScape Series D convertible preferred stock to these investors reflected a higher price (“strategic premium”) than what a market participant who did not receive these strategic benefits would be willing to pay. Legacy QuantumScape allocated the net proceeds from these investors between the Series D convertible preferred stock and the strategic premium resulting in a strategic premium of $7.9 million which it recorded as a deferred liability on the balance sheet.

The strategic premium is considered akin to payment for research and development efforts. Legacy QuantumScape’s accounting policy is to record research and development effort payments as contra research and development and recorded the benefits (amortization of the strategic premium) over the estimated period of the development agreements with the investors which is re-assessed annually.

For the three months ended September 30, 2021 and 2020, the Company recorded amortization of $0.2 million in both periods. For the nine months ended September 30, 2021 and 2020, the Company recorded amortization of $0.5 million in both periods.

Free-Standing Convertible Preferred Stock Warrants Liability

Free-standing warrants issued by Legacy QuantumScape for the purchase of shares of its convertible preferred stock were classified as liabilities on the accompanying balance sheets at fair value using an Option-Pricing Model (“OPM”). Prior to the Business Combination, the liability recorded was adjusted for changes in the fair value at each reporting date and recorded as interest expense in the accompanying Condensed Consolidated Statements of Operations and Comprehensive Loss. As a result of the Business Combination, the Legacy QuantumScape warrants each converted into a warrant to purchase shares of the Company’s Class A Common Stock converted at the Exchange Ratio (as described below). The Company determined the warrants to be equity classified and the fair value of the warrants upon consummation of the Business Combination, as adjusted based on the price of the underlying Class A Common Stock, was reclassified to additional paid-in capital.

These warrants were exercised as of December 31, 2020 and there were none outstanding as of September 30, 2021.

Assumed Common Stock Warrants Liability

The Company assumed 11,499,989 public warrants (the “Public Warrants”) and 6,650,000 private placement warrants (the “Private Placement Warrants”, and the Public Warrants together with the Private Placement Warrants, the “Assumed Common Stock Warrants”) upon the Business Combination, all of which were issued in connection with Kensington’s initial public offering (other than 75,000 Private Placement Warrants that were issued in connection with the closing of the Business Combination, which are referred to as the Working Capital Warrants) and entitled each holder to purchase one share of Class A Common Stock at an exercise price of $11.50 per share. The Public Warrants were publicly traded and were exercisable for cash unless certain conditions occurred, such as the failure to have an effective registration statement related to the shares issuable upon exercise or redemption by the Company under certain conditions, at which time the warrants could be cashless exercised. The Private Placement Warrants were transferable, assignable or salable in certain limited exceptions. The Private Placement Warrants were exercisable for cash or on a cashless basis, at the holder’s option, and were non-redeemable until September 28, 2021 so long as they were held by the initial purchasers or their permitted transferees. If the Private Placement Warrants were held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants would have ceased to be Private Placement Warrants, and would have become Public Warrants and would be redeemable by the Company and exercisable by such holders on the same basis as the other Public Warrants.

The Company evaluated the Assumed Common Stock Warrants under ASC 815-40, Derivatives and Hedging—Contracts in Entity’s Own Equity (“ASC 815-40”), and concluded they did not meet the criteria to be classified in stockholders’ equity. Specifically, the exercise of the Assumed Common Stock Warrants could have been settled in cash upon the occurrence of a tender offer or exchange that involves 50% or more of our Class A stockholders. Because not all of the voting stockholders need to participate in such tender offer or exchange to trigger the potential cash settlement and the Company does not control the occurrence of such an event, the Company concluded that the Assumed Common Stock Warrants did not meet the conditions to be classified in equity. Since the Assumed Common Stock Warrants meet the definition of a derivative under ASC 815, the Company recorded these warrants as liabilities on the Condensed Consolidated Balance Sheets at fair value, with subsequent changes in their respective fair values recognized in the change in fair value of Assumed Common Stock Warrant liabilities within the Consolidated Statement of Operations and Comprehensive Income (Loss) at each reporting date prior to exercise or redemption. As described in Note 5, the Public Warrants were publicly traded and thus had an observable market price to estimate fair value, and the Private Placement Warrants were effectively valued similar to the Public Warrants when the Public Warrants were publicly traded, and consistent with the intrinsic value of the Company’s common stock subsequent to the redemption of the Public Warrants.

As described in Note 9 below, the Company announced that it had elected to redeem its outstanding Public Warrants and Private Placement Warrants in July and August 2021, respectively. As of September 30, 2021, no Public Warrants or Private Placement Warrants were outstanding. As of December 31, 2020, 11,499,989 Public Warrants and 6,650,000 Private Placement Warrants were outstanding.

Segments

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s CODM is its Chief Executive Officer. The Company has determined that it operates in one operating segment and one reportable segment, as the CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance.

Research and Development Cost

Costs related to research and development are expensed as incurred.

Stock-Based Compensation

The Company measures and recognizes compensation expense for all stock-based awards made to employees, directors, and non-employees, including stock options, restricted share units and restricted shares, based on estimated fair values recognized over the requisite service period.

The fair values of options granted are estimated on the grant date using the Black-Scholes option valuation model. This valuation model for stock-based compensation expense requires the Company to make assumptions and judgments about the variables used in the calculation, including the expected term (weighted-average period of time that the options granted are expected to be outstanding), the volatility of the Company’s common stock, and an assumed risk-free interest rate. The Company accounts for forfeitures when they occur.

The Company uses the simplified calculation of the expected life for the valuation of options, which takes into consideration the grant’s contractual life and vesting period and assumes that all options will be exercised between the vesting date and the contractual term of the option. No awards have been issued with a market condition or other non-standard terms.

Given the lack of a public market for the Company’s common stock prior to the Business Combination and the Company’s minimal history as a public company subsequent to the Business Combination, the estimate for volatility is based on an average of the historical volatilities of the common stock of several entities with characteristics similar to those of the Company. Since these comparable companies operate in the same industry segment, the Company expects that it would share similar characteristics, such as risks profiles, volatility, capital intensity, clientele, and market growth patterns and drivers.

The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option.

The Company’s 2020 Employee Stock Purchase Plan (“ESPP”) is compensatory in accordance with ASC 718-50-25. The Company measures and recognizes compensation expense for shares to be issued under the ESPP based on estimated grant date fair value recognized on a straight-line basis over the offering period.

The first offering period for the ESPP commenced in June 2021. The ESPP provides eligible employees with opportunity to purchase shares of the Company’s Class A Common Stock at a discount through payroll deductions. A participant may purchase a maximum of 1,000 shares of Class A Common Stock during each six-month offering period. As of September 30, 2021, 7.6 million shares of Class A Common Stock are reserved for future issuance under the ESPP. No shares were purchased under the ESPP during the three and nine months ended September 30, 2021.

The Company estimates the fair value of restricted stock units based on the closing price of the Company’s Class A Common Stock on the date of grant.

Income Taxes

The Company accounts for income taxes under an asset and liability approach. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and operating loss carryforwards, measured by applying currently enacted tax laws. Valuation allowances are provided when necessary to reduce net deferred tax assets to an amount that is more likely than not to be realized.

The Company recognizes tax liabilities based upon its estimate of whether, and the extent to which, additional taxes will be due when such estimates are more likely than not to be sustained. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained.

The Company has no provision for income taxes for the three and nine months ended September 30, 2021 and 2020. The Company has no current tax expense from losses and no deferred expense from the valuation allowance. The Company’s effective tax rate differs from the U.S. statutory rate primarily due to a valuation allowance against its net deferred tax assets as it is more likely than not that some or all of the deferred tax assets will not be realized.

Comprehensive Income or Loss

The Company’s comprehensive income or loss consists of net income or loss and other comprehensive loss. Unrealized gains or losses on available-for-sale investments are included in the Company’s other comprehensive income or loss.

Net Income (Loss) per Share of Common Stock

Basic net income (loss) per share is computed by dividing the net income (loss) attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period.

Diluted earnings (loss) per share adjusts basic earnings per share for the potentially dilutive impact of stock options and warrants. For warrants that are liability-classified, during periods when the impact is dilutive, the Company assumes share settlement of the instruments as of the beginning of the reporting period and adjusts the numerator to remove the change in fair value of the warrant liability and adjusts the denominator to include the dilutive shares calculated using the treasury stock method.

Note 3. Recent Accounting Pronouncements

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in ASC 740 and also clarifies and amends existing guidance to improve consistent application. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company adopted this guidance on January 1, 2021. The adoption of this guidance did not have a material impact on its consolidated financial statements and related disclosures.

Note 4. Business Combination

As described in Note 1, on November 25, 2020, the Company consummated the Business Combination Agreement dated September 2, 2020, with Legacy QuantumScape surviving the merger as a wholly owned subsidiary of the Company.

At the effective time of the Merger (the “Effective Time”), and subject to the terms and conditions of the Business Combination Agreement, each share of Legacy QuantumScape Class A Common Stock, par value $0.0001 per share, and each share of the Legacy QuantumScape Preferred Stock that was convertible into a share of Legacy QuantumScape Class A Common Stock, was canceled and converted into the right to receive the number of shares of the Company’s Class A Common Stock, $0.0001 par value per share equal to 4.02175014920 (the “Exchange Ratio”), and each share of Legacy QuantumScape Class B Common Stock, par value $0.0001 per share, and each share of the Legacy QuantumScape Preferred Stock that was convertible into a share of Legacy QuantumScape Class B Common Stock was canceled and converted into the right to receive the number of shares of the Company’s Class B Common Stock, $0.0001 par value per share equal to the Exchange Ratio.

Upon the closing of the Business Combination (the “Closing”), the Company's certificate of incorporation was amended and restated to, among other things, increase the total number of authorized shares of all classes of capital stock to 1,350,000,000 shares, $0.0001 par value per share, of which, 1,000,000,000 shares are designated as Class A Common Stock, 250,000,000 shares are designated as Class B Common Stock, and 100,000,000 shares are designated as Preferred Stock. The holder of each share of Class A Common Stock is entitled to one vote, and the holder of each share of Class B Common Stock is entitled to ten votes.

In connection with the Business Combination, a number of subscribers (each, a “Subscriber”) purchased from the Company an aggregate of 50,000,000 shares of Class A Common Stock (the “PIPE”), for a purchase price of $10.00 per share and an aggregate purchase price of $500.0 million (the “PIPE Shares”), pursuant to separate subscription agreements (each, a “Subscription Agreement”) entered into effective as of September 2, 2020.

The Business Combination was accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, Kensington was treated as the “acquired” company and Legacy QuantumScape is treated as the acquirer for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of Legacy QuantumScape issuing stock for the net assets of Kensington, accompanied by a recapitalization. The net assets of Kensington were stated at historical cost, with no goodwill or other intangible assets recorded.

Note 5. Fair Value Measurement

The Company’s financial assets and liabilities subject to fair value measurements on a recurring basis and the level of inputs used for such measurements were as follows (amounts in thousands):

	Fair Value Measured as of September 30, 2021
	Level 1	Level 2	Level 3	Total
Assets included in:
Money market funds(1)	$170,257	$—	$—	$170,257
Commercial paper(2)	—	293,957	—	293,957
U.S. government securities(2)	—	801,396	—	801,396
Corporate notes and bonds(2)	—	270,282	—	270,282
Total fair value	$170,257	$1,365,635	$—	$1,535,892

	Fair Value Measured as of December 31, 2020
	Level 1	Level 2	Level 3	Total
Assets included in:
Money market funds(1)	$12,235	$—	$—	$12,235
U.S. government securities(2)	—	977,326	—	977,326
Total fair value	$12,235	$977,326	$—	$989,561
Liabilities included in:
Assumed common stock warrants (Public)	$436,999	$—	$—	$436,999
Assumed common stock warrants (Private Placement)	—	252,700	—	252,700
Total fair value	$436,999	$252,700	$—	$689,699

(1)
Money market funds are included in cash and cash equivalents on the Condensed Consolidated Balance Sheet.
(2)
As of September 30, 2021 and December 31, 2020, marketable securities with original maturities of three months or less of $168.1 million and $105.2 million, respectively, are included in cash and cash equivalents on the Condensed Consolidated Balance Sheet.

Investments in government securities, corporate bonds and commercial paper are classified as Level 2 as they were valued based upon quoted market prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets.

The Company performs routine procedures such as comparing prices obtained from independent sources to ensure that appropriate fair values are recorded. Because the transfer of Private Placement Warrants to anyone outside of certain permitted transferees of Kensington Capital Sponsor LLC (the “Sponsor”) would result in the Private Placement Warrants having substantially the same terms as the Public Warrants, the Company determined that the fair value of each Private Placement Warrant is consistent with that of a Public Warrant while the Public Warrants were publicly traded, and consistent with the intrinsic value of the Company’s common stock subsequent to the redemption of the Public Warrants. Accordingly, the Private Placement Warrants were classified as Level 2 financial instruments prior to their redemption.

There have been no changes to the valuation methods utilized during the nine months ended September 30, 2021. As of September 30, 2021 and December 31, 2020, the carrying values of cash and cash equivalents, accounts payable and accrued liabilities approximate their respective fair values due to their short-term nature.

Marketable Securities

The following table summarizes, by major security type, the Company’s assets that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy. Amortized cost net of unrealized gain (loss) is equal to fair value as of September 30, 2021 and December 31, 2020. The fair value as of September 30, 2021 and December 31, 2020, are as follows (amounts in thousands):

	September 30, 2021
	Amortized Cost	Unrealized Gain	Unrealized Loss	Fair Value
Level 1 securities
Money market funds	$170,257	$—	$—	$170,257
Level 2 securities
Commercial paper	293,957	—	—	293,957
US government securities	801,559	47	(210)	801,396
Corporate notes and bonds	270,748	21	(487)	270,282
Total	$1,536,521	$68	$(697)	$1,535,892

	December 31, 2020
	Amortized Cost	Unrealized Gain	Unrealized Loss	Fair Value
Level 1 securities
Money market funds	$12,235	$—	$—	$12,235
Level 2 securities
US government securities	977,357	24	(55)	977,326
Total	$989,592	$24	$(55)	$989,561

Any realized gains and losses and interest income are included in interest income.

The Company regularly reviews its available-for-sale marketable securities in an unrealized loss position and evaluates the current expected credit loss by considering factors such as historical experience, market data, issuer-specific factors, and current economic conditions. The aggregate fair value of 84 and 12 marketable securities in unrealized loss position was $669.1 million and $419.2 million as of September 30, 2021 and December 31, 2020, respectively, and none of the marketable securities in an unrealized loss position have been in the continuous unrealized loss for more than twelve months. The unrealized losses were attributable to changes in interest rates that impacted the value of the investments, and not increased credit risk. During the three and nine months ended September 30, 2021, the Company received proceeds of $51.0 million and $173.3 million, including interest, respectively, from the sale of available-for sale marketable securities. The Company realized immaterial gains and losses as a result of such sales. The Company does not intend to sell the investments that are in an unrealized loss position, nor is it more likely than not that the Company will be required to sell the investments before the recovery of the amortized cost basis, which may be its maturity. Accordingly, the Company did not record an allowance for credit losses associated with these investments.

The estimated amortized cost and fair value of available-for-sale securities by contractual maturity as of September 30, 2021 are as follows (amounts in thousands):

	September 30, 2021
	Amortized Cost	Fair Value
Due within one year	$1,124,807	$1,124,813
Due after one year and through five years	411,714	411,079
Total	$1,536,521	$1,535,892

Preferred Stock Warrants

In 2011 through 2013, in connection with an equipment and loan security agreement with TriplePoint Capital, the Company issued warrants to purchase 124,586 shares of Legacy QuantumScape Series A convertible preferred stock at $2.20131 per share (“the TPC1 warrants”). The TPC1 warrants were set to expire at the later of 7 years from effective date or five years after an initial public offering or acquisition.

In January 2015, the Company entered into another equipment loan and security agreement with TriplePoint Capital. In connection with the borrowing of funds per the agreement, the Company issued warrants to purchase 129,718 shares of Legacy QuantumScape Series C convertible preferred stock at $10.40717 per share (“TPC2 warrants”). The TPC2 warrants were set to expire at the later of 2022 or five years after an initial public offering or acquisition.

In connection with the Business Combination, each outstanding and unexercised TCP1 and TPC2 warrant was automatically converted into a warrant to purchase a number of shares of the applicable class of common stock in accordance with the terms of the Business Combination Agreement. During the year ended December 31, 2020, all outstanding TPC1 and TPC2 warrants were net exercised in exchange for 998,460 shares of Class A Common Stock. The change in fair value of the TCP1 or TCP2 warrants during the three and nine months ended September 30, 2020 was $8.9 million.

Note 6. Property and Equipment

Property and equipment as of September 30, 2021 and December 31, 2020, consisted of the following (amounts in thousands):

	September 30,	December 31
	2021	2020
Computers and hardware	$857	$624
Furniture and fixtures	12,208	10,099
Lab equipment	55,285	37,051
Leasehold improvements	13,819	12,154
Construction-in-progress	93,139	16,078
	175,308	76,006
Accumulated depreciation and amortization	(39,631)	(32,310)
Property and equipment, net	$135,677	$43,696

Depreciation and amortization expense related to property and equipment was $2.9 million and $2.1 million for the three months ended September 30, 2021 and 2020, respectively. Depreciation and amortization expense related to property and equipment was $8.1 million and $5.2 million for the nine months ended September 30, 2021 and 2020, respectively.

Note 7. Leases

The Company leases its headquarters, other warehouse space and certain equipment through 2032. Fixed rent generally escalates each year and the Company is responsible for a portion of the landlords’ operating expenses such as property tax, insurance and common area maintenance.

In June 2021, the Company amended the terms of its headquarter lease to provide for, among other things, an extension of the lease term to September 2032. Under the amended headquarter lease, the Company retained its one 60-month renewal option, which has not been included in the calculation of lease liabilities and right of use assets at the amendment date, as the exercise of the option was not reasonably certain.

In April 2021, the Company entered into a lease agreement for premises consisting of approximately 197,000 rentable square feet of space located in San Jose, California to be used for QS-0. The lease expires in September 2032. Under the QS-0 lease, the Company has two five year renewal options, which have not been included in the calculation of the lease liability and right-of use asset at the lease inception as the exercise of the options was not reasonably certain. The QS-0 lease is classified as a finance lease.

The Company’s leases do not have any contingent rent payments and do not contain residual value guarantees.

The components of lease related expense are as follows (amounts in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
Lease cost	2021	2020	2021	2020
Finance lease cost:
Amortization of right-of-use assets	$848	$—	$1,413	$—
Interest on lease liabilities	359	—	597	—
Operating lease costs	696	535	1,921	1,607
Variable lease costs	104	104	322	305
Total lease expense	$2,007	$639	$4,253	$1,912

The components of supplemental cash flow information related to leases are as follows (amounts in thousands):

	Nine Months Ended September 30,
	2021	2020
Operating outgoing cash flows - finance lease	$238	$—
Financing outgoing cash flows - finance lease	166	—
Financing (incoming) cash flows - finance lease	(5,376)	—
Operating outgoing cash flows - operating leases	1,751	1,494
Right-of-use assets obtained in exchange for new finance lease liabilities	38,703	—
Right-of-use assets obtained in exchange for new operating lease liabilities	12,376	—

	As of September 30,
	2021	2020
Finance lease
Weighted-average remaining lease term - finance lease (in years)	11.0	—
Weighted-average discount rate - finance lease	3.70%	—
Operating lease
Weighted-average remaining lease term - operating leases (in years)	10.8	7.3
Weighted-average discount rate - operating leases	3.70%	7.00%

As of September 30, 2021, future minimum payments during the next five years and thereafter are as follows (amounts in thousands):

Fiscal Year	Operating Leases	Finance Lease
2021 (remaining three months)	$590	$(204)
2022	2,424	2,419
2023	1,325	3,751
2024	2,588	5,131
2025	2,639	5,272
2026	2,718	5,417
Thereafter	17,010	33,632
Total	29,294	55,418
Less present value discount	(5,640)	(11,146)
Lease liabilities	$23,654	$44,272

The Company’s lease agreements do not provide an implicit rate, so the Company used an estimated incremental borrowing rate, which was derived from third-party information available at the time the Company adopted ASC 842, Leases, the lease modification date or at the lease commencement date in determining the present value of lease payments. The rate used is for a secured borrowing of a similar term as the lease.

Note 8. Commitments and Contingencies

From time to time, and in the ordinary course of business, the Company may be subject to certain claims, charges and litigation concerning matters arising in connection with the conduct of the Company’s business activities.

On December 11, 2020, a putative class action lawsuit was filed in the New York State Supreme Court by a purported Company warrantholder against the Company. The Company removed the case to federal court. On March 26, 2021, the plaintiff amended the complaint to drop the class allegations. The amended complaint alleges, among other things, that the plaintiff was entitled to exercise his warrants within 30 days of the Closing and that the proxy statement/prospectus/information statement dated September 21, 2020 and November 12, 2020 is misleading and/or omits material information concerning the exercise of the warrants. The complaint seeks monetary damages for alleged breach of contract, securities law violations, fraud, and negligent misrepresentation. QuantumScape’s motion to dismiss the securities-law violations, fraud, and negligent misrepresentation claims is currently pending before the court. The Company is also aware of another action that was filed on October 26, 2021 in the Southern District of New York by an additional plaintiff, alleging the same theories of liability as in the above-described lawsuit.

On December 24, 2020, a lawsuit was filed in the New York State Supreme Court by three purported Company warrantholders against the Company. The complaint alleges, among other things, that the plaintiffs were entitled to exercise warrants within 30 days of the Closing. The complaint also alleges that the proxy statement/prospectus/information statement dated September 21, 2020 and November 12, 2020 is misleading and/or omits material information concerning the exercise of the warrants. The complaint generally seeks monetary damages for alleged breach of contract.

Between January 5, 2021 and May 4, 2021, four putative class action lawsuits were filed in the Northern District of California by purported purchasers of Company securities against the Company and its Chief Executive Officer or against the Company, certain members of management and the Board, and VGA. The court consolidated the actions and appointed a lead plaintiff and counsel. Lead plaintiff filed a consolidated complaint on June 21, 2021, which alleges a purported class that includes all persons who purchased or acquired our securities between November 27, 2020 and April 14, 2021. The consolidated complaint names the Company, its Chief Executive Officer, its Chief Financial Officer, and its Chief Technology Officer as defendants. The consolidated complaint alleges that the defendants purportedly made false and/or misleading statements and failed to disclose material adverse facts about the Company’s business, operations, and prospects, including information regarding the Company’s battery technology. Defendants’ motion to dismiss the consolidated complaint is expected to be fully briefed and heard by the court in December 2021.

Two shareholder derivative suits were also filed in February 2021 against 11 officers and directors of the Company and have been consolidated into one action, with the first-filed complaint being designated the operative one. The Company is the nominal defendant. The complaint alleges that the individual defendants breached various duties to the Company and contains additional similar allegations based on the same general allegations in the class action described immediately above. VGA is also named as a defendant in the derivative litigation. The derivative litigation is currently stayed, with the parties having the option of giving notice if they no longer consent to the stay.

For many legal matters, particularly those in early stages, the Company cannot reasonably estimate the possible loss (or range of loss), if any. The Company records an accrual for legal matters at the time or times it determines that a loss is both probable and reasonably estimable. Amounts accrued as of September 30, 2021 and December 31, 2020 were not material. Regarding matters for which no accrual has been made (including the potential for losses in excess of amounts accrued), the Company currently believes, based on its own investigations, that any losses (or ranges of losses) that are reasonably possible and estimable will not, in the aggregate, have a material adverse effect on its financial position, results of operations, or cash flows. However, the ultimate outcome of legal proceedings involves judgments, estimates, and inherent uncertainties and cannot be predicted with certainty. Should the ultimate outcome of any legal matter be unfavorable, the Company's business, financial condition, results of operations, or cash flows could be materially and adversely affected. The Company may also incur substantial legal fees, which are expensed as incurred, in defending against legal claims.

Note 9. Assumed Common Stock Warrants

As of September 30, 2021 and December 31, 2020, there were zero and 18,149,989 warrants outstanding, respectively.

As part of Kensington’s initial public offering, 11,499,989 Public Warrants were sold. Prior to the Company’s election to redeem all the Public Warrants in July 2021 as described below, the terms of these warrants were as follows: The Public Warrants entitle the holder thereof to purchase one share of Class A Common Stock at a price of $11.50 per share, subject to adjustments. The Public Warrants may be exercised only for a whole number of shares of Class A Common Stock. No fractional shares will be issued upon exercise of the warrants. The Public Warrants will expire at 5:00 p.m. New York City time on November 25, 2025, or earlier upon redemption or liquidation. The Public Warrants were listed on the NYSE under the symbol “QS.WS”.

The Company may redeem the Public Warrants starting July 30, 2021, in whole and not in part, at a price of $0.01 per warrant, so long as the Company provides not less than 30 days’ prior written notice of redemption to each warrantholder, and if, and only if, the reported last sale price of Class A Common Stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date the Company sends the notice of redemption to the warrantholders.

Simultaneously with Kensington’s initial public offering, Kensington consummated a private placement of 6,575,000 Private Placement Warrants with the Sponsor. Kensington issued an additional 75,000 warrants in connection with the closing of the Business Combination, constituting the Working Capital Warrants. Prior to the Company’s election to redeem all the Private Placement Warrants and Working Capital Warrants in August 2021 as described below, the terms of these warrants were as follows: Each Private Placement Warrant and Working Capital Warrant is exercisable for one share of Class A Common Stock at a price of $11.50 per share, subject to adjustment. The Private Placement Warrants and Working Capital Warrants are identical to the Public Warrants, except that:

(1) the Private Placement Warrants and Working Capital Warrants and the shares of Class A Common Stock issuable upon exercise of the Private Placement Warrants and Working Capital Warrants are not transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions,

(2) the Private Placement Warrants and Working Capital Warrants are non-redeemable (except as described below) so long as they are held by the Sponsor or its permitted transferees. Commencing September 28, 2021, the Company may redeem the outstanding Public Warrants, Private Placement Warrants and Working Capital Warrants:

•
in whole and not in part;
•
at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares of Class A Common Stock to be determined by reference to a table in the warrant agreement;
•
if, and only if, the last reported sale price of the Company’s Class A Common Stock equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) on the trading day prior to the date on which the Company sends the notice of redemption to the warrantholders;
•
if, and only if, the Private Placement Warrants and Working Capital Warrants are also concurrently called for redemption at the same price (equal to a number of shares of Class A Common Stock) as the outstanding Public Warrants, as described above; and
•
if, and only if, there is an effective registration statement covering the shares of Class A Common Stock (or a security other than the Class A Common Stock into which the Class A Common Stock has been converted or exchanged for in the event the Company is not the surviving company in the initial Business Combination) issuable upon exercise of the warrants and a current prospectus relating thereto available throughout the 30-day period after written notice of redemption is given.

(3) the Private Placement Warrants and Working Capital Warrants may be exercised by the holders on a cashless basis, and

(4) the holders of the Private Placement Warrants and Working Capital Warrants (including with respect to the shares of common stock issuable upon exercise of the Private Placement Warrants and Working Capital Warrants) are entitled to registration rights. If the Private Placement Warrants and Working Capital Warrants are held by someone other than the Sponsor or its permitted transferees, the Private Placement Warrants and Working Capital Warrants will cease to be Private Placement Warrants or Working Capital Warrants, as applicable, and become Public Warrants and be redeemable by the Company in all redemption scenarios and exercisable by such holders on the same basis as the other Public Warrants.

On February 13, 2021, the Warrant Agreement, dated June 25, 2020, by and between the Company and Continental Stock Transfer & Trust Company (the “Warrant Agreement”), was amended to allow for earlier exercise of the Public Warrants. Prior to the amendment, the Public Warrants were exercisable starting on June 30, 2021. Following the amendment, the Public Warrants became exercisable starting on March 5, 2021, at which time holders of Public Warrants could begin exercising their right to purchase one share of the Company’s Class A Common Stock for $11.50 for each Public Warrant. All other terms, including the redemption terms, for the Public Warrants remained unchanged; the Company could not redeem Public Warrants before July 30, 2021. The terms for the Private Placement Warrants and Working Capital Warrants remained unchanged.

The Company concluded the Public Warrants and Private Placement Warrants, or Assumed Common Stock Warrants, meet the definition of a derivative under ASC 815 (as described in Note 2) and are recorded as liabilities. Upon consummation of the Business Combination, the fair value of the Assumed Common Stock Warrants was recorded on the Condensed Consolidated Balance Sheet. The fair value of the Assumed Common Stock Warrants was remeasured at the end of each reporting period or through the exercise or redemption of the warrants and the change in such fair value is recorded in the Condensed Consolidated Statements of Operations and Comprehensive Loss.

On July 23, 2021, the Company announced that it had elected to redeem on August 24, 2021 (the “Public Warrants Redemption Date”), all of the outstanding Public Warrants that were issued under the Warrant Agreement. Each Public Warrant not exercised before 5:00 p.m. Eastern Daylight Time on the Public Warrants Redemption Date was redeemed by the Company for $0.01 and the Public Warrants subsequently ceased trading on the NYSE.

On August 30, 2021, the Company delivered a notice of redemption to each holder of all of its remaining outstanding warrants (including the Private Placement Warrants and the Working Capital Warrants) to purchase shares of the Company’s Class A Common Stock. All such warrants were exercised before 5:00 p.m. Eastern Daylight Time on September 30, 2021 (the “Private Warrants Redemption Date”).

During the three and nine months ended September 30, 2021, 1,510,502 and 11,371,526 Public Warrants were exercised, respectively. As a result of such exercises, the Company received net proceeds of $17.4 million and $129.7 million, and issued 1,510,502 and 11,340,746 shares of Class A Common Stock, during the three and nine months ended September 30, 2021, respectively. For the remaining 128,463 Public Warrants outstanding as of the Public Warrant Redemption Date, the Company paid approximately $1 thousand to redeem the unexercised warrants.

During the three and nine months ended September 30, 2021, 6,575,000 Private Placement Warrants and 75,000 Working Capital Warrants were exercised. As a result of such exercises, the Company received net proceeds of $21.7 million, and issued 4,156,297 shares of Class A Common Stock.

The fair value of the Assumed Common Stock Warrants was remeasured as of respective exercise dates or redemption dates, as applicable, resulting in a $68.9 million and $168.7 million non-cash change in fair value of Assumed Common Stock Warrant liabilities, in the Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) for the three and nine months ended September 30, 2021, respectively.

As all Assumed Common Stock Warrants were exercised or redeemed as of September 30, 2021, there was no remaining liability for Assumed Common Stock Warrants.

Note 10. Stockholders’ Equity

As of September 30, 2021 and December 31, 2020, 1,350,000,000 shares, $0.0001 par value per share are authorized, of which, 1,000,000,000 shares are designated as Class A Common Stock, 250,000,000 shares are designated as Class B Common Stock, and 100,000,000 shares are designated as Preferred Stock.

Common Stock

Holders of the common stock are entitled to dividends when, as, and if, declared by the Board, subject to the rights of the holders of all classes of stock outstanding having priority rights to dividends. As of September 30, 2021, the Company had not declared any dividends. The holder of each share of Class A Common Stock is entitled to one vote, and the holder of each share of Class B Common Stock is entitled to ten votes.

In March 2021, the Company completed an underwritten public offering of shares of its Class A Common Stock and issued 11,960,000 shares for an aggregate purchase price of $462.9 million, net of issuance costs of $15.5 million (the “March 2021 Public Offering”).

Legacy QuantumScape Series F Convertible Preferred Stock

In May 2020 and September 2020, Legacy QuantumScape and VGA entered into a Series F Preferred Stock Purchase Agreement and related agreements and amendments thereto, and in August 2020, Legacy QuantumScape and several new and existing investors entered into Series F Preferred Stock Purchase Agreements and related agreements thereto, pursuant to which Legacy QuantumScape agreed to sell, and VGA and other investors agreed to purchase, up to an aggregate 14,684,843 shares of Legacy QuantumScape Series F Preferred Stock at $26.4218 per share for an aggregate purchase price of $388 million (together with the Series F Closing Agreement below, the “Series F Preferred Stock Purchase Agreements”). The Series F Preferred Stock Purchase Agreement with VGA, as amended, contains provisions pursuant to which, if the relevant closing of such Series F Preferred Stock Purchase Agreement (in whole or in part) occurred only after effectiveness of the Business Combination, VGA agreed to purchase, and Kensington agreed to issue, instead of the relevant number of shares of Series F Preferred Stock to be purchased at such closing, such number of shares of Class A Common Stock as would have been issued in the Business Combination in exchange for such shares of Legacy QuantumScape Series F Preferred Stock if they had been outstanding prior to the Business Combination.

Pursuant to the terms of the Series F Preferred Stock Purchase Agreements, Legacy QuantumScape issued 7,115,335 shares of Series F Preferred Stock for an aggregate purchase price of $188.0 million, net of issuance costs of $11.5 million, concurrent with the closing of the Business Combination, and the Company issued 15,221,334 shares of Class A Common Stock to VGA for $100.0 million on December 1, 2020. On March 30, 2021, the Company, Legacy QuantumScape, and VGA entered into a Series F Closing Agreement for the Company to issue to VGA an additional 15,221,334 shares of Class A Common Stock for $100.0 million based on the Company’s achievement of the specified technical milestone. The Company received the $100.0 million on April 28, 2021 pursuant to this technical milestone achievement and issued the additional 15,221,334 shares of Class A Common Stock. This represented the second and final closing pursuant to the Series F Preferred Stock Purchase Agreements.

The Company concluded that the firm commitment to issue the tranche shares to VGA and the other investors met the definition of a freestanding financial instrument (as described in Note 5). Prior to the Business Combination, as the underlying convertible preferred shares of the outstanding tranche liabilities were redeemable outside the control of the Company, the fair value of the tranche liabilities was reported on the Legacy QuantumScape’s balance sheets as a long-term liability, and the change in fair value of $347.1 million was recorded in the Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) for the three and nine months ended September 30, 2020. Upon consummation of the Business Combination, the tranche liabilities were reclassified to additional paid-in capital. Therefore, there was no further adjustment to the fair value of the liability subsequent to the year ended December 31, 2020.

Equity Incentive Plans

Prior to the Business Combination, the Company maintained its 2010 Equity Incentive Plan (the “2010 Plan”), under which the Company granted options and restricted share units to purchase or directly issue shares of common stock to employees, directors, and non-employees.

Upon the Closing, awards under the 2010 Plan were converted at the Exchange Ratio and assumed into the 2020 Equity Incentive Award Plan (the “2020 Plan”, and together with the 2010 Plan, the “Plans”). The 2020 Plan permits the granting of awards in the form of incentive stock options, nonqualified stock options, stock appreciation rights, restricted shares, restricted share units and performance awards to employees, directors, and non-employees.

As of September 30, 2021, 41,500,000 shares of Class A Common Stock are authorized for issuance pursuant to awards under the 2020 Plan, plus any shares of Class A Common Stock subject to stock options, restricted stock units or other awards that were assumed in the Business Combination and terminate as a result of being unexercised or are forfeited or repurchased by the Company, with the maximum number of shares to be added to the 2020 Plan equal to 69,846,580 shares of Class A Common Stock.

Options may be granted at a price per share not less than 100% of the fair market value at the date of grant. If the option is granted to a 10% stockholder, then the purchase or exercise price per share shall not be less than 110% of the fair market value per share of the common stock on the grant date. Options granted generally vest over a period of four years and have ten-year contractual terms.

Stock Options

Stock option activity under the Plans is as follows:

	Number of Shares Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Intrinsic value (in thousands)
Balance as of December 31, 2020	55,316,336	$1.62	5.77
Cancelled and forfeited	(366,724)	2.34	—
Exercised	(11,772,597)	0.96	—
Balance as of September 30, 2021	43,177,015	$1.79	5.55	$982,290
Vested and exercisable as of September 30, 2021	34,924,317	$1.43	4.94	$807,099

There were no options granted during the nine months ended September 30, 2021. Options with a fair value of $19.6 million, $5.08 per share, were granted during the nine months ended September 30, 2020.

The aggregate intrinsic value of options exercised during the nine months ended September 30, 2021 and 2020 was $355.0 million and $1.6 million, respectively.

Additional information regarding options outstanding as of September 30, 2021, is as follows:

Range of Exercise Price per Share	Number of Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
$0.11 - $0.64	5,044,249	$0.55	1.37
$1.05 - $1.35	23,686,669	1.27	4.93
$2.38	11,801,379	2.38	7.82
$6.23	2,644,718	6.23	8.93
	43,177,015	$1.79	5.55

Stock-based compensation expense is based on the grant-date fair value. The Company recognizes compensation expense for all stock-based awards on a straight-line basis over the requisite service period of the awards, which is generally the option vesting term of four years.

As of September 30, 2021, the Company had stock-based compensation of $15.2 million related to unvested stock options not yet recognized that are expected to be recognized over an estimated weighted average period of 2.5 years.

Restricted Stock Units

Restricted stock unit activity under the Plans are as follows:

	Number of Restricted Stock Units	Weighted Average grant date fair value
Balance as of December 31, 2020	13,913,076	$8.94
Granted	1,458,371	31.72
Vested	(3,997,984)	5.38
Forfeited	(375,472)	8.86
Balance as of September 30, 2021	10,997,991	$13.26

The fair value of restricted stock units which vested during the nine months ended September 30, 2021 was $156.3 million. No restricted stock units vested during the nine months ended September 30, 2020.

As of September 30, 2021, unrecognized compensation costs related to restricted stock units granted were $130.5 million and are expected to be recognized over a weighted average period of 3.1 years.

Total stock-based compensation expense recognized in the accompanying Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) for all equity awards is as follows (amounts in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Research and development	$7,489	$2,826	$20,490	$5,542
General and administrative	5,238	2,045	15,520	3,711
Total stock-based compensation expense	$12,727	$4,871	$36,010	$9,253

Note 11. Earnings (Loss) Per Share

The following table sets forth the computation of basic and diluted earnings (loss) per Class A Common Stock and Class B Common Stock (amounts in thousands, except per share amounts):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Numerator:
Net income (loss) attributable to common stockholders - Basic	$15,351	$(375,853)	$21,260	$(405,172)
Less: Change in fair value of assumed common stock warrant liabilities	(68,934)	—	(168,674)	—
Net loss attributable to common stockholders - Diluted	$(53,583)	$(375,853)	$(147,414)	$(405,172)

Denominator:
Weighted average Class A and Class B Common Stock outstanding - Basic	417,829	239,922	397,370	239,838
Effect of dilutive securities	2,820	—	6,999	—
Weighted average Class A and Class B Common Stock - Diluted	420,649	239,922	404,369	239,838

Net income (loss) per share attributable to Class A and Class B Common stockholders - Basic	$0.04	$(1.57)	$0.05	$(1.69)
Net loss per share attributable to Class A and Class B Common stockholders - Diluted	$(0.13)	$(1.57)	$(0.36)	$(1.69)

The following table presents the potential common stock outstanding that was excluded from the computation of diluted net loss per share of common stock as of the periods presented because including them would have been antidilutive (amounts in thousands):

	As of September 30,
	2021	2020
Warrants	—	1,023
Options outstanding	43,177	57,233
Restricted stock units	10,998	12,979
Total	54,175	71,235

Note 12. Joint Venture and Redeemable Non-Controlling Interest

As described in Note 2, on September 11, 2018, the Company entered into a JVA with VWGoA and VGA and formed QSV. The Company determined the entity was a VIE with a related party, and the Company’s operations were more closely associated with QSV. As such, the Company consolidates QSV for financial reporting purposes, and a non-controlling interest is recorded for VGA’s interest in the net assets and operations of QSV’s operations to the extent of the VGA investment. The Company’s Condensed Consolidated Balance Sheet includes $3.4 million cash and cash equivalents and less than $0.1 million of prepaid expenses of QSV as of September 30, 2021 and December 31, 2020. Although the Company has consolidated the net assets of QSV, it has no right to the use of those assets for its standalone operations.

The following table sets forth the change in redeemable non-controlling interest for the nine months ended September 30, 2021 and 2020 (amounts in thousands):

Redeemable Non-Controlling Interest
Balance as of December 31, 2020	$1,704
Net loss attributable to redeemable non-controlling interest in QSV	(10)
Balance as of September 30, 2021	$1,694

Redeemable Non-Controlling Interest
Balance as of December 31, 2019	$1,710
Net loss attributable to redeemable non-controlling interest in QSV	(6)
Balance as of September 30, 2020	$1,704

On May 14, 2020, the Company amended the JVA and other related agreements regarding QSV in connection with VGA’s investment of $200.0 million in the Company’s Series F convertible preferred stock as described in Note 10. The Company determined the amendments represented a reconsideration event and determined that QSV is still a variable interest entity. As the significance and nature of the business of QSV continues to be more aligned with the core business of the Company and the Company continues to absorb a majority of the variability associated with QSV’s anticipated economic performance, the Company continues to be the related party most closely associated with QSV.

In September 2020, the Company entered into an agreement with VWGoA under which the Company agreed to reserve $134.0 million from the aggregate proceeds of the Series F Preferred Stock financings and the Business Combination to fund its expected equity contributions to QSV, which amounts are included in cash and cash equivalents in the accompanying Condensed Consolidated Balance Sheet as of September 30, 2021.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

On November 25, 2020, Kensington acquired us. The Business Combination was accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, Kensington was treated as the “acquired” company for financial reporting purposes. Except as otherwise provided herein, our financial statement presentation includes (1) the results of Legacy QuantumScape and its consolidated subsidiaries as our accounting predecessor for periods prior to the completion of the Business Combination, and (2) the results of the Company (including the consolidation of Legacy QuantumScape and its subsidiaries) for periods after the completion of the Business Combination.

The following discussion and analysis should be read in conjunction with our unaudited condensed consolidated financial statement the related notes appearing elsewhere in this Report. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in the section titled “Risk Factors” as set forth in this Report. Unless the context otherwise requires, references in this section to “Legacy QuantumScape”, “the Company”, “we”, “us” and “our” refer to the business and operations of Legacy QuantumScape and its consolidated subsidiaries prior to the Business Combination and to QuantumScape Corporation and its consolidated subsidiaries, following the Closing.

Overview

We are developing next generation battery technology for electric vehicles (“EVs”) and other applications. We believe that our technology will enable a new category of battery that meets the requirements for broader market adoption of EVs. The lithium-metal solid-state battery technology that we are developing is being designed to offer greater energy density, longer life, faster charging, and greater safety when compared to today’s conventional lithium-ion batteries.

We are a development stage company with no revenue to date, have incurred a net loss from operations of approximately $53.8 million and $148.1 million for the three and nine months ended September 30, 2021, respectively and an accumulated deficit of approximately $2.0 billion from our inception through September 30, 2021.

The results of operations for the three and nine months ended September 30, 2021 resulted in net income due to the impact of the change in fair value of the Assumed Common Stock Warrant liabilities. Excluding the impact of this non-cash fair value adjustment, the Company does not expect to be profitable in the immediate future.

Key Trends, Opportunities and Uncertainties

We are a pre-revenue company. We believe that our performance and future success depend on several factors that present significant opportunities for us but also pose significant risks and challenges, including those discussed below and in the section titled “Risk Factors” appearing elsewhere in this Report.

Product Development

We are developing our battery technology with the goal of enabling commercial production between 2024 and 2025. We have validated capabilities of our solid-state separator and battery technology in single-layer solid-state cells. We are now working to develop multi-layer cells, to validate the performance of these cells and to continue to improve yield and performance of our battery cells.

Our research and development currently includes programs for the following areas:

•
Multi-layering. We are working to continue increasing the number of layers in our cells. In May 2021, we announced the initial test results for four-layer cells at a commercially relevant size (70x85mm). In July 2021, we announced that we started testing our first 10-layer cells at the same size. In order to produce commercially-viable solid-state battery cells, we must produce battery cells which may require from several dozen to over one hundred layers, depending on our customers’ requirements. We will need to overcome the developmental challenges to stack these layers and implement the appropriate cell design for our solid-state battery cell.
•
Continued improvement in the quality of our solid-state separator. We are working to improve the quality and uniformity of our solid-state separators, to further improve, among other things, the cycling behavior, power, operating conditions of our cells and to continue to reduce separator thickness.
•
Improvement of our separator manufacturing process. We have selected a method of continuous processing found at scale in both the battery and ceramic industries and are working on continuous improvement of this process, including better consistency and higher throughput. Regarding consistency, tightening the variability of separator quality results in better yield. Regarding throughput, increasing the volume of separator production results in the increased quantities required for higher layer counts and delivery of more test cells to prospective customers. We are automating our manufacturing process and purchasing larger-scale manufacturing equipment. We will need to substantially improve our manufacturing processes to increase throughput required for higher layer counts and to achieve the cost, performance and volume levels required for commercial shipments.

•
Continued improvement of the cathode. Our cathodes use a conventional cathode active material such as NMC mixed with a catholyte. We plan to benefit from industry cathode chemistry improvements and/or cost reduction, which in the future may include use of other cathode active materials, including cobalt-free compositions, including LFP, as well as cathode processing advances such as dry electrode processing. Over the years, we have developed catholytes made of differing mixtures of organic polymer and organic liquid electrolyte to optimize performance across multiple metrics such as voltage, temperature, power, and safety, among others. We continue to test solid, gel and liquid catholytes in our cells. The solid catholyte is part of our ongoing research and development investigation into inorganic catholytes. Our solid-state separator platform is being designed to enable some of the most promising next-generation cathode technologies, including high voltage or high capacity cathode active materials, which when combined with a lithium-metal anode, may further increase cell energy densities.

Our team of over 475 scientists, engineers, technicians, and other staff is highly motivated and committed to solving these challenges ahead. However, any delays in the completion of these tasks will require additional cash use and delay market entry. As we grow our team, expand the size of our engineering line capacity, and build-out and bring up our QS-0 pre-pilot and QS-1 pilot production lines, our rate of cash utilization will also increase significantly.

Process Development

Our architecture depends on our proprietary solid-state ceramic separator which we will manufacture ourselves. Though our separator’s design is unique, its manufacturing relies on well-established, high-volume production processes currently deployed globally in other industries at large scale.

The solid-state separator is being designed to enable our ‘anode-free’ architecture. As manufactured, our solid-state battery cell has no anode; the lithium-metal anode is formed during the first charge of the cell; 100% of the lithium that forms the anode comes from the cathode material we purchase. Eliminating the anode bill of materials and associated manufacturing costs found in conventional lithium-ion cells could result in a meaningful cost of goods sold advantage for us. In addition, our solid-state battery cell is being designed to reduce the time and capital-intensity of the formation process step as compared to conventional lithium-ion manufacturing.

We are focused on the continued expansion of the throughput and capability of our San Jose, California engineering line as well as the planning and setup of our QS-0 pre-pilot line and planning for our QS-1 pilot-production line. As part of the continued expansion of our throughput we are automating our manufacturing process and purchasing larger-scale battery-cell manufacturing equipment. We will need to substantially improve our battery cell manufacturing processes to increase throughput required for higher numbers of battery cells and to achieve the cost, performance and volume levels required for commercial shipments.

Continued expansion of the throughput and capability of our San Jose engineering line and QS-0 serves two purposes. First, the engineering line and QS-0 are intended to provide a sufficient quantity of solid-state separators and cells for internal development and for customer sampling. And second, our San Jose engineering line and QS-0 are intended to provide the basis for continued manufacturing process development and help inform tool selection and specifications for equipment for QS-1. Delays in the successful buildout of our San Jose engineering line and QS-0 may impact both our development and QS-1 timelines.

We will need to achieve significant cost savings in battery design and manufacturing, in addition to the cost savings associated with the elimination of an anode from our solid-state battery cells, while controlling costs associated with the manufacture of our solid-state separator, including achieving substantial improvements in throughput and yield required to hit commercial targets. Further, we will need to capture industry cost savings in the materials, components, equipment, and processes that we share, notably in the cathode, cell design, and factory.

Commercialization and Market Focus

As noted above, we will continue developing our battery technology with the goal of enabling customer prototype sampling in 2022, samples for use in test cars in 2023, and commercialization beginning between 2024 and 2025. We have validated the performance capabilities of our solid-state separator and battery technology in single-layer and four-layer solid-state cells and more recently have started cycling 10-layer solid-state cells, in each case at a commercially relevant size (70x85mm). We will work to continue improving quality, consistency and throughput, and to optimize all components of the cell. We will continue to work to further develop and validate the volume manufacturing processes to enable high volume manufacturing and minimize manufacturing costs. The funds available to us will enable us to expand and accelerate research and development activities and undertake additional initiatives. Finally, we will continue to use and expand on our engineering line in San Jose to prepare for high volume manufacturing, to continue to order QS-0 equipment and prepare our QS-0 facility, and to plan our production QS-1 facility through our joint venture partnership with Volkswagen.

QS-1 will be built and run by QSV, the joint venture between us and Volkswagen. The QS-1 Expansion would represent a small fraction of Volkswagen’s demand for batteries and implies vehicle volumes under 2.4% of Volkswagen’s total production in 2020, assuming a 100kWh battery pack size. Our goal is to significantly expand the production capacity of the joint venture, in partnership with Volkswagen, to meet more of their projected demand. While we expect Volkswagen will be the first to commercialize vehicles using our battery technology, we intend to work closely with other automotive original equipment manufacturers (“OEMs”) to make our solid-state battery cells widely available over time. We recently signed an agreement with a second top ten (by global revenues) automotive OEM in which the OEM committed to collaborate with us to evaluate prototypes of our solid-state battery cells, and to purchase 10 MWh of capacity from QS-0 for inclusion in pre-series vehicles, subject to satisfactory validation of intermediate milestones. We are focused on automotive EV applications, which have the most stringent set of requirements for batteries. However, we recognize that our solid-state battery technology has applicability in other large and growing markets including stationary storage and consumer electronics such as smartphones and wearables.

We believe that our technology enables a variety of business models. In addition to joint ventures, such as the one with Volkswagen, we may operate solely-owned manufacturing facilities or license our technology to other manufacturers. We intend to continue to invest in research and development to improve battery cell performance, improve manufacturing processes, and reduce cost.

Access to Capital

Following the Business Combination, the March 2021 Public Offering, and assuming we experience no significant delays in the research and development of our solid-state battery cells, we believe that our cash resources are sufficient to fund QS-0 expenses and our initial start of QS-1 production. However, any delays could materially impact us.

Regulatory Landscape

We operate in an industry that is subject to many established environmental regulations, which have generally become more stringent over time, particularly in hazardous waste generation and disposal and pollution control. Regulations in our target markets include economic incentives to purchasers of EVs, tax credits for EV manufacturers, and economic penalties that may apply to a car manufacturer based on its fleet-wide emissions which may indirectly benefit us in that the regulations will expand the market size of EVs. While we expect environmental regulations to provide a tailwind to our growth, it is possible for certain regulations to result in margin pressures. Trade restrictions and tariffs, while historically minimal between the European Union and the United States where most of our production and sales are expected, are subject to unknown and unpredictable change that could impact our ability to meet projected sales or margins.

Basis of Presentation

We currently conduct our business through one operating segment. As a pre-revenue company with no commercial operations, our activities to date have been limited and were conducted primarily in the United States. Our historical results are reported under U.S. GAAP and in U.S. dollars. Upon commencement of commercial operations, we expect to expand our global operations substantially, including in the United States and the European Union, and as a result we expect our future results to be sensitive to foreign currency transaction and translation risks and other financial risks that are not reflected in our historical financial statements. As a result, we expect that the financial results we report for periods after we begin commercial operations will not be comparable to the financial results included in this Report.

Components of Results of Operations

We are a research and development stage company and our historical results may not be indicative of our future results for reasons that may be difficult to anticipate. Accordingly, the drivers of our future financial results, as well as the components of such results, may not be comparable to our historical or projected results of operations.

Research and Development Expense

To date, our research and development expenses have consisted primarily of personnel-related expenses for scientists, experienced engineers and technicians as well as costs associated with the expansion and ramp up of our engineering and QS-0 facilities in San Jose, including the material and supplies to support the product development and process engineering efforts. As we ramp up our engineering operations to complete the development of our solid-state, lithium-metal batteries and required process engineering to meet automotive cost targets, we anticipate that research and development expenses will increase significantly for the foreseeable future as we expand our hiring of scientists, engineers, and technicians and continue to invest in additional plant and equipment for product development (e.g. multi-layer cell stacking, packaging engineering), building prototypes, and testing of battery cells as our team works to meet the full set of automotive product requirements.

General and Administrative Expense

General and administrative expenses consist mainly of personnel-related expenses for our executive, sales and marketing and other administrative functions and expenses for director and officer insurance and outside professional services, including legal, accounting and other advisory services. We are rapidly expanding our personnel headcount and supporting systems, in anticipation of planning for and supporting the ramping up of commercial manufacturing operations and being a public company. Accordingly, we expect our general and administrative expenses to increase significantly in the near term and for the foreseeable future. Upon commencement of commercial operations, we also expect general and administrative expenses to include customer and sales support and advertising costs.

Change in Fair Value of Assumed Common Stock Warrant Liability

The change in fair value of Assumed Common Stock Warrant liabilities consists of the change in non-cash fair value of the Public Warrants and Private Placement Warrants assumed in connection with the Business Combination. As all Assumed Common Stock Warrants were exercised or redeemed as of September 30, 2021, there was no remaining liability for Assumed Common Stock Warrants. Accordingly, there will be no incremental fair value adjustments related to the Assumed Common Stock Warrant liabilities in future periods.

Change in Fair Value of Series F Convertible Preferred Stock Tranche Liability

A portion of the convertible preferred stock tranche liabilities were settled upon the issuance of the shares of Series F Preferred Stock concurrent with the Business Combination, and the remaining commitment to issues shares of Class A Common Stock pursuant to the Series F Stock Purchase Agreements became equity classified upon the consummation of the Business Combination. Accordingly, we have not incurred incremental fair value adjustments related to the convertible preferred stock tranche liabilities subsequent to November 2020.

Interest Expense

Interest expense consists primarily of interest expense associated with our QS-0 facility lease and includes expense related to fair value adjustments for convertible preferred stock warrants prior to the Business Combination. Concurrent with the Business Combination, the Legacy QuantumScape convertible preferred stock warrants became equity classified. Accordingly, we have not incurred incremental fair value adjustments related to the Legacy QuantumScape convertible preferred stock warrants subsequent to December 2020.

Interest Income

Interest income consists primarily of interest income from marketable securities.

Other Income (Expense)

Our other income (expense) consists primarily of a gain on the disposal of fixed assets.

Income Tax Expense / Benefit

Our income tax provision consists of an estimate for U.S. federal and state income taxes based on enacted rates, as adjusted for allowable credits, deductions, uncertain tax positions, changes in deferred tax assets and liabilities, and changes in the tax law. We maintain a valuation allowance against the full value of our U.S. and state net deferred tax assets because we believe the recoverability of the tax assets is not more likely than not.

Results of Operations

Comparison of the Three and Nine Months Ended September 30, 2021 to the Three and Nine Months Ended September 30, 2020

The following table sets forth our historical operating results for the periods indicated (amounts in thousands):

	Three Months Ended September 30,		$	%	Nine Months Ended September 30,		$	%
	2021	2020	Change	Change	2021	2020	Change	Change
Operating expenses:
Research and development	$39,467	$16,977	$22,490	132%	$104,708	$42,373	$62,335	147%
General and administrative	14,365	3,713	10,652	287%	43,421	8,460	34,961	413%
Total operating expenses	53,832	20,690	33,142	160%	148,129	50,833	97,296	191%
Loss from operations	(53,832)	(20,690)	(33,142)	160%	(148,129)	(50,833)	(97,296)	191%
Other income (loss):
Interest expense	(359)	(8,947)	8,588	(96)%	(597)	(8,947)	8,350	(93)%
Interest income	605	143	462	323%	1,201	962	239	25%
Change in fair value of assumed common stock warrant liabilities	68,934	—	68,934	100%	168,674	—	168,674	100%
Change in fair value of Series F convertible preferred stock tranche liabilities	—	(347,120)	347,120	(100)%	—	(347,120)	347,120	(100)%
Other income	3	760	(757)	(100)%	101	760	(659)	(87)%
Total other income:	69,183	(355,164)	424,347	(119)%	169,379	(354,345)	523,724	(148)%
Net income (loss)	15,351	(375,854)	391,205	(104)%	21,250	(405,178)	426,428	(105)%
Less: Net loss attributable to non-controlling interest	—	(1)	1	(100)%	(10)	(6)	(4)	67%
Net income (loss) attributable to common stockholders	$15,351	$(375,853)	$391,204	(104)%	$21,260	$(405,172)	$426,432	(105)%

Research and Development

The increase in research and development expense in the three months ended September 30, 2021 compared to the same period of the prior year primarily resulted from the $8.8 million increase in personnel cost due to the growth in research and development headcount to support technology development, an increase of $4.0 million in material supplies and equipment maintenance to support the increase of research and development cell builds in our commercial form factor, an increase of $1.6 million related to depreciation and amortization, an increase of $2.0 million in facility expenses primarily related to the QS-0 facility and a $1.4 million increase in professional fees, administrative expenses and outside services to support the growth in product development and process engineering efforts. Additionally, non-cash stock-based compensation expense increased by $4.7 million from $2.8 million for the three months ended September 30, 2020 to $7.5 million compared to the same period of the prior year primarily due to the effect of restricted stock unit (“RSU”) grants in the second half of fiscal 2020 and the first half of fiscal 2021.

The increase in research and development expense in the nine months ended September 30, 2021 compared to the same period of the prior year primarily resulted from the $25.1 million increase in personnel cost due to the growth in research and development headcount to support technology development, an increase of $9.0 million in material supplies and equipment maintenance to support the increase of research and development cell builds in our commercial form factor, an increase of $4.3 million related to depreciation and amortization, an increase of $5.0 million in facility expenses primarily related to the QS-0 facility, and a $4.0 million increase in professional fees and outside services to support the growth in product development and process engineering efforts. Additionally, non-cash stock-based compensation expense increased by $15.0 million from $5.5 million for the nine months ended September 30, 2020 to $20.5 million compared to the same period of the prior year primarily due to the effect of RSUs granted in the second half of fiscal 2020 and the first half of fiscal 2021.

General and Administrative

The increase in general and administrative expenses in the three months ended September 30, 2021 compared to the same period of the prior year primarily resulted from the $3.4 million increase in professional fees and other corporate expenses due to costs associated with business growth, an increase of $2.2 million in personnel costs due to the headcount increase to support business growth and an increase of $1.8 million in director and officer insurance expenses. Additionally, non-cash stock-based compensation expense increased by $3.2 million, from $2.0 million for the three months ended September 30, 2020 to $5.2 million, compared to the same period of the prior year primarily due to the effect of RSUs granted in the second half of fiscal 2020 and the first half of fiscal 2021.

The increase in general and administrative expenses in the nine months ended September 30, 2021 compared to the same period of the prior year primarily resulted from the $10.2 million increase in professional fees and other corporate expenses due to costs associated with business growth, an increase of $7.5 million due to the headcount increase to support business growth and an increase of $5.4 million due to director and officer insurance expense. Additionally, non-cash stock-based compensation expense increased by $11.8 million, from $3.7 million for the nine months ended September 30, 2020 to $15.5 million, compared to the same period of the prior year primarily due to the effect of RSUs granted in the second half of fiscal 2020 and the first half of fiscal 2021.

Interest Income

The increase in interest income during the three and nine months ended September 30, 2021 compared to the same periods of the prior year was due to an increase in investments in marketable securities.

Interest Expense

Interest expense during the three and nine months ended September 30, 2021 was due to the interest expense associated with the QS-0 finance lease, which commenced during the nine months ended September 30, 2021.

Interest expense during the three and nine months ended September 30, 2020 primarily represents the non-cash fair value adjustment of Legacy QuantumScape convertible preferred stock warrants. Prior to the Business Combination, the warrants were considered free standing financial instruments and are subject to fair value measurement at issuance and at each reporting period. The increase in the fair value of the warrants was due to the accretion in the valuation of the underlying convertible preferred stock prior to the Business Combination.

Change in Fair Value of Assumed Common Stock Warrant Liability

The change in fair value of Assumed Common Stock Warrant liabilities was due to the change in the estimated non-cash fair value of the Public and Private Placement Warrants at the end of each reporting period or through the exercise or redemption of the warrants.

As all Assumed Common Stock Warrants were exercised or redeemed as of September 30, 2021, there was no remaining liability for Assumed Common Stock Warrants. Accordingly, there will be no incremental fair value adjustments related to the Assumed Common Stock Warrant liabilities in future periods.

Change in Fair Value of Series F Convertible Preferred Stock Tranche Liability

The change in fair value of Series F convertible preferred stock tranche liabilities for the three and nine months ended September 30, 2020 consists of the non-cash fair value adjustment of the preferred stock tranche liabilities of $347.1 million. In May 2020 and August 2020, we entered into the commitment to sell, and investors commitment to buy, the Preferred Series F redeemable convertible stocks totaling up to $388 million in gross proceeds. The commitments were considered free standing financial instruments and were subject to fair value measurement at issuance and at each reporting period prior to the Business Combination.

Liquidity and Capital Resources

As of September 30, 2021 and December 31, 2020, our principal sources of liquidity were our cash and cash equivalents and marketable securities in the amount of approximately $1.5 billion and $997.6 million, respectively. Our cash equivalents are invested in U.S. money market funds, U.S. Treasury bonds and commercial paper. Our marketable securities are invested in U.S. Treasury notes and bonds, commercial paper, and corporate notes and bonds.

We have yet to generate any revenue from our business operations. To date, we have funded our capital expenditure and working capital requirements through equity as further discussed below. Our ability to successfully develop our products, commence commercial operations and expand our business will depend on many factors, including our working capital needs, the availability of equity or debt financing and, over time, our ability to generate cash flows from operations.

Prior to the Business Combination, we financed our operations primarily from the sales of redeemable convertible preferred stock. In connection with the Business Combination, we received net cash proceeds of approximately $676.9 million. Additionally, after the Business Combination, we received proceeds from the Series F Preferred Stock Purchase Agreements.

In March 2021, we completed the March 2021 Public Offering for aggregate net cash proceeds of $462.9 million.

In April 2021, we received $100 million from VGA pursuant to our achievement of the technical milestone specified in the Series F Preferred Stock Purchase Agreements.

During the nine months ended September 30, 2021, all Assumed Common Stock Warrants were exercised or redeemed and we received net proceeds of $151.4 million.

We believe that our cash on hand will be sufficient to meet our working capital and capital expenditure requirements for a period of at least twelve months from the date of this Report. We believe it is also sufficient to fund QS-0 operating expenses, and to partially fund our share of the equity portion of the joint venture’s costs of building QS-1 Expansion, net of debt intended to be incurred by the joint venture, and fund our operations until we initially commence production of the pilot line solid-state battery through the first commercial sales, assuming we are able to do so as currently contemplated. We may, however, need additional cash resources due to changed business conditions or other developments, including unanticipated delays in negotiations with automotive OEMs and tier-one automotive suppliers or other suppliers, supply chain challenges, disruptions due to the COVID-19 pandemic, competitive pressures, and regulatory developments, among others. To the extent that our current resources are insufficient to satisfy our cash requirements, we may need to seek additional equity or debt financing. If such financing is not available, or if the financing terms are less desirable than we expect, we may be forced to decrease our level of investment in product development or scale back our operations, which could have an adverse impact on our business and financial prospects.

Cash Flows

The following table provides a summary of our cash flow data for the periods indicated (amounts in thousands):

	Nine Months Ended September 30,
	2021	2020
Net cash used in operating activities	$(83,302)	$(34,114)
Net cash (used in) provided by investing activities	(405,265)	23,455
Net cash provided by (used in) financing activities	729,813	(2,171)

Cash Used in Operating Activities

Our cash flows used in operating activities to date have been primarily comprised of payroll, material and supplies, facilities expense, and professional service related to research and development and general and administrative activities. As we continue to ramp up hiring for technical headcount to accelerate our engineering efforts ahead of starting the pre-pilot and pilot line operations, we expect our cash used in operating activities to increase significantly before we start to generate any material cash flows from our business.

Our net income of $21.3 million for the nine months ended September 30, 2021 was offset by non-cash income of $168.7 million related to the change in fair value of Assumed Common Stock Warrant liabilities, non-cash expense of $36.0 million related to stock-based compensation, non-cash expense of $9.1 million related to amortization of premiums and accretion of discounts on marketable securities, and non-cash expense of $7.6 million related to depreciation and amortization.

Cash used during the nine months ended September 30, 2020 included the effect of a net loss of $405.2 million adjusted for non-cash items including the change in fair value of the Legacy QuantumScape Series F Preferred Stock tranche liabilities of $347.1 million, $9.3 million related to stock-based compensation expense, $8.9 million related to the change in fair value of Legacy QuantumScape convertible preferred stock warrants and $4.7 million related to depreciation and amortization expense.

Cash Flows from Investing Activities

Our cash flows from investing activities to date have been comprised of purchases of property and equipment and purchases and maturities of our marketable securities. We expect the level of capital investment to increase substantially in the near future as we fully build out our engineering lines as well as acquire the property and equipment for QS-0.

Proceeds from the maturities of marketable securities increased to $611.0 million for the nine months ended September 30, 2021, as compared to $88.0 million for the nine months ended September 30, 2020 due to the timing of the maturity of securities. Proceeds from the sales of marketable securities during the nine months ended September 30, 2021 was $172.3 million, as compared to $0 for the nine months ended September 30, 2020. Cash used for the purchase of marketable securities in the nine months ended September 30, 2021 was $1.1 billion, a significant increase over the $50.6 million of cash used for the purchase of marketable securities in the nine months ended September 30, 2020. Net cash used for property and equipment purchases in the nine months ended September 30, 2021 was $82.4 million, including the purchases for QS-0, a significant increase over the $13.9 million of cash used for equipment purchases in the nine months ended September 30, 2020.

Cash Flows from Financing Activities

The increase in cash provided by financing activities is due to $462.9 million in net proceeds received from the March 2021 Public Offering, $151.4 million received from the exercise of Public Warrants and Private Placement Warrants, $99.9 million in net proceeds received from the Series F Preferred Stock Agreements, and approximately $11.3 million received from the exercise of stock options during the nine months ended September 30, 2021.

Cash used in financing activities during the nine months ended September 30, 2020 is primarily related to Business Combination fees.

Contractual Obligations and Commitments

We currently lease our headquarters, certain other warehouse space and certain equipment through 2032. In June 2021, we amended the terms of our headquarter lease to provide for, among other things, an extension of the lease term to September 2032.

In April 2021, we entered into a lease agreement for premises consisting of approximately 197,000 rentable square feet of space located in San Jose, California to be used for QS-0. The lease expires in September 2032. The QS-0 lease is classified as a finance lease.

The following table summarizes our contractual obligations and other commitments for cash expenditures as of September 30, 2021 and the years in which these obligations are due (amounts in thousands):

	Total	Within a Year	1-3 Years	3-5 Years	More than 5 Years

Operating lease obligations	$29,294	$2,407	$3,866	$5,320	$17,701
Finance lease obligations	$55,418	$1,812	$7,984	$10,616	$35,006
Total	$84,712	$4,219	$11,850	$15,936	$52,707

Off-Balance Sheet Arrangements

QuantumScape is not a party to any off-balance sheet arrangements, as defined under SEC rules.

Critical Accounting Policies and Estimates

Our financial statements have been prepared in accordance with U.S. GAAP. In the preparation of these condensed consolidated financial statements, we are required to use judgment in making estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, as well as the reported expenses incurred during the reporting periods.

We consider an accounting judgment, estimate or assumption to be critical when (1) the estimate or assumption is complex in nature or requires a high degree of judgment and (2) the use of different judgments, estimates and assumptions could have a material impact on the consolidated financial statements. Our significant accounting policies are described in Note 2 to our condensed consolidated financial statements in this Report. Our critical accounting policies and estimates were described in Part II, Item 7, Critical Accounting Policies and Estimates in our Annual Report. There have been no material changes to our critical accounting policies and estimates since our Annual Report.

Emerging Growth Company Status

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”) and have elected to take advantage of the benefits of the extended transition period for new or revised financial accounting standards. We expect to continue to take advantage of the benefits of the extended transition period, although we may decide to early adopt such new or revised accounting standards to the extent permitted by such standards. This may make it difficult or impossible to compare our financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used.

Recent Accounting Pronouncements

See Note 3 to the condensed consolidated financial statements in this Report for more information about recent accounting pronouncements, the timing of their adoption, and our, to the extent it has made one, of their potential impact on our financial condition and its results of operations and cash flows.

Item 3. Quantitative and Qualitative Disclosures About Market Risk.

The Company is exposed to a variety of markets and other risks including the effects of change in interest rates, inflation and foreign currency translation and transaction risks as well as risks to the availability of funding sources, hazard events and specific asset risks.

Interest Rate Risk

The market interest risk in our financial instruments and our financial positions represents the potential loss arising from adverse changes in interest rates. As of September 30, 2021, we had cash and cash equivalents and marketable securities of $1.5 billion, consisting of interest-bearing money market accounts and marketable securities, for which the fair market value would be affected by change in the general level of U.S. interest rates. However, due to the short-term maturities and the low-risk profile of our investments, an immediate 10% change in the interest rate would not have a material effect on the fair market value of our cash and cash equivalents and marketable securities.

Foreign Currency Risk

Our functional currency is the U.S. dollar, while certain of our current and future subsidiaries will be expected to have other functional currencies, reflecting their principal operating markets. Once we commence our pilot line operations, we expect to be exposed to both currency transaction and translation risk. To date, we have not had material exposure to foreign currency fluctuations and have not hedged such exposure, although we may do so in the future.

Item 4. Controls and Procedures.

Limitations on Effectiveness of Controls and Procedures

In designing and evaluating our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Report. Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of September 30, 2021, our disclosure controls and procedures were effective.

Changes in Internal Control Over Financial Reporting

Other than execution of the material weakness remediation activities described below, there has been no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act), during the three months ended September 30, 2021 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Remediation of Previously Disclosed Material Weakness

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

We previously identified and disclosed in our Annual Report, as well as in our Quarterly Report on Form 10-Q filed for the quarter ended March 31, 2021, a material weakness related to the classification and accounting for the Assumed Common Stock Warrants, which did not operate effectively to appropriately apply the provisions of ASC 815-40.

In the second quarter of fiscal 2021, we implemented the below changes to our processes to improve our internal control over financial reporting to remediate the control deficiency that gave rise to the material weakness:

•
We studied and clarified our understanding of the accounting of contracts that may be settled in the Company’s own stock, such as warrants, as equity of the entity or as an asset or liability as highlighted in the Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”) issued by the SEC on April 12, 2021 (the “Staff Statement”).
•
We enhanced our accounting policy related to the accounting for such contracts to determine proper accounting in accordance with U.S. GAAP as clarified by the Staff Statement.
•
We designed and implemented a control over the calculations of the impact of the Assumed Common Stock Warrants on our financial statements.

After completion of the above, our management believes the previously identified material weakness has been remediated as of September 30, 2021.

PART II—OTHER INFORMATION

Item 1. Legal Proceedings.

Information regarding legal proceedings is available in Note 8 to the condensed consolidated financial statements in this Report.

Item 1A. Risk Factors.

The following summary risk factors and other information included in this Report should be carefully considered. The summary risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not currently known to us or that we currently deem less significant may also affect our business operations or financial results. If any of the following risks actually occur, our stock price, business, operating results and financial condition could be materially adversely affected. For more information, see below for more detailed descriptions of each risk factor.

•
We face significant challenges in our attempt to develop a solid-state battery cell and produce it at high volumes with acceptable quality, consistency, throughput and cost. The pace of development in materials science is often not predictable, and we may encounter delays and cost overruns related to planning, permitting, construction, equipment installation, utilities infrastructure installation and operations start-up of our manufacturing facilities. Delays or failures in accomplishing these and other development objectives may delay or prevent successful commercialization of our products.
•
We may not be able to establish supply relationships for necessary materials, components or equipment or may be required to pay more than anticipated for components or equipment, which could delay the introduction of our product and negatively impact our business.
•
Our relationship with Volkswagen is subject to various risks which could adversely affect our business and future prospects. There are no assurances that we will be able to commercialize solid-state batteries from our joint development relationship with Volkswagen.
•
If our batteries fail to perform as expected, our ability to develop, market and sell our batteries could be harmed.
•
We may not succeed in attracting customers during the development stage or for high volume commercial production, and our future growth and success depend on our ability to attract customers.
•
We may be unable to adequately control the costs associated with our operations and the components necessary to build our solid-state battery cells, and, if we are unable to control these costs and achieve cost advantages in our production of our solid-state battery cells at scale, our business will be adversely affected.
•
We rely heavily on our intellectual property portfolio. If we are unable to protect our intellectual property rights, our business and competitive position would be harmed.
•
We may need to defend ourselves against intellectual property infringement claims or other litigation, which may be time-consuming and could cause us to incur substantial costs.
•
We may not be able to accurately estimate the future supply and demand for our batteries, which could result in a variety of inefficiencies in our business and hinder our ability to generate revenue.
•
If we fail to accurately predict and forecast our manufacturing requirements, we could incur additional costs or experience delays.
•
The battery market continues to evolve, is highly competitive, and we may not be successful in competing in this industry or establishing and maintaining confidence in our long-term business prospects among current and future partners and customers.
•
The trading price of our Class A Common Stock has been and may in the future continue to be subject to extreme volatility.
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We have had to restate our previously issued financial statements and in connection with such process, identified a material weakness in our internal control over financial reporting. Although this material weakness has been remediated, we cannot provide assurances that additional material weaknesses, or significant deficiencies, will not occur in the future.

The following risk factors apply to our business and operations. These risk factors are not exhaustive, and investors are encouraged to perform their own investigation with respect to our business, financial condition and prospects. We may face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial, which may also impair our business. The following discussion should be read in conjunction with the financial statements and notes to the financial statements included elsewhere in this Report.

Risks Related to Our Technology Development and Scale-Up

We face significant challenges in our attempt to develop a solid-state battery cell and produce it at high volumes with acceptable quality, consistency, throughput and cost. The pace of development in materials science is often not predictable, and we may encounter delays and cost overruns related to planning, permitting, construction, equipment installation, utilities infrastructure installation and operations start-up of our manufacturing facilities. Delays or failures in accomplishing these and other development objectives may delay or prevent successful commercialization of our products.

Developing lithium-metal solid-state batteries that meet the requirements for wide adoption by automotive OEMs is a difficult undertaking and, as far as we are aware, has never been done before. We are still in development stage and face significant challenges in completing development of our multi-layer battery cells and in producing battery cells in commercial volumes. Some of the development challenges that could prevent the introduction of our solid-state battery cell include difficulties with increasing the quality, consistency and throughput of our separators and cells, increasing the size and layer count of our multi-layer cells, increasing manufacturing to produce the volume of cells needed for our technology development and customer applications, installing, bringing up and optimizing higher volume manufacturing equipment, packaging design and engineering to ensure adequate cycle life, cost reduction, completion of the rigorous and challenging specifications required by our automotive partners, including but not limited to, calendar life, mechanical testing, and abuse testing and development of the final manufacturing processes.

Our solid-state separators are in the development stage. These separators have never been used before for battery applications (or to our knowledge, for any other applications) and there are significant quality, consistency, throughput, cost and manufacturing process challenges to be solved in order for the separators to be produced and used commercially. We are likely to encounter engineering challenges as we increase the lateral dimensions, reduce the thickness and increase the production volume of our solid-state separators. If we are not able to overcome these barriers in developing and producing its solid-state separators at commercial volumes, our business could fail.

To achieve target energy density, we need to stack our 2-layer solid-state cells in a multi-layer format, which is enclosed within a single battery package. Depending upon our customer’s requirements, our battery cell may require dozens of 2-layer cells within each battery package. We have tested 4-layer cells that measure 30x30mm and 70x85mm, and have initiated testing 10-layer cells in commercially relevant areas that measure 70x85mm, but we must make multi-layer cells in commercially relevant areas with dozens of layers and do so at a high yield without compromising performance, and while solving related packaging challenges in a way that is scalable and low-cost. There are significant engineering and mechanical challenges that we must overcome to build our multi-layer battery cells. In addition, we will need to acquire certain tools that we currently do not possess and develop the manufacturing process necessary to make these multi-layer battery cells in high volume. If we are not able to overcome these developmental hurdles in building our multi-layer cells, our business is likely to fail.

We are evaluating multiple cathode material compositions for inclusion in our solid-state battery cells and have not yet finalized the cathode composition or formulation. We also have not validated that the current cell design meets all automotive requirements. We have not yet validated a manufacturing process or acquired the tools necessary to produce high volumes of our cathode material that meets all commercial requirements. If we are not able to overcome these developmental and manufacturing hurdles our business likely will fail.

Even if we complete development and achieve volume production of our solid-state battery, if the cost, performance characteristics or other specifications of the battery fall short of our targets, our sales, product pricing and margins would likely be adversely affected.

In addition, we must advance our manufacturing processes to include more automation, such as automated stackers, and to use higher volume tools and processes, such as moving to larger continuous flow equipment. We may encounter delays or unexpected challenges in the delivery, installation and operation of the new equipment. Examples include global supply chain issues that impact our equipment suppliers, supplier non-performance, equipment damage in transit, and COVID-19 related delays. Further, we must build QS-0 to expand our capacity to produce engineering samples or prototype cells needed for our development work and to supply additional cells to prospective customers for testing. We could encounter significant delays and cost overruns related to planning, permitting, construction, equipment installation, utilities infrastructure installation, and operations start-up of our manufacturing facilities, including QS-0. For example, at our proposed QS-0 facility, we are working with our local utility company to increase electrical power supply to levels sufficient to meet our planned power demands, and recent delays associated with material shortage and backups at key shipping ports could impact the capacity at which we can run the facility; and certain of our construction contractors have previously reported delays due to labor strikes of their employees that have been resolved. We must substantially improve our manufacturing processes to increase yield and throughput to achieve the cost, performance and volume levels required for commercial shipments. In addition, our multi-layer battery cells must simultaneously satisfy all of the commercial and safety requirements of our customers.

Any delay in the development or manufacturing scale-up of our solid-state battery cells would negatively impact our business as it will delay time to revenue and negatively impact our customer relationships. Additionally, we may encounter delays in obtaining the necessary regulatory approvals or launching our solid-state battery on the market, including delays in entering into agreements for the supply of component parts and manufacturing tools and supplies. Delays in the launching of our product would materially damage our business, prospects, financial condition, operating results and brand.

We may not be able to establish supply relationships for necessary materials, components or equipment or may be required to pay more than anticipated for components or equipment, which could delay the introduction of our product and negatively impact our business.

We rely on third-party suppliers for components and equipment necessary to develop and manufacture our solid-state batteries, including key supplies, such as our cathode material and manufacturing tools for both our separator and solid-state battery cells. We are collaborating with key suppliers but have not yet entered into agreements for the supply of production quantities of these materials. To the extent that we are unable to enter into commercial agreements with these suppliers on beneficial terms, or these suppliers experience difficulties ramping up their supply of materials to meet our requirements, the introduction of our battery will be delayed. To the extent our suppliers experience any delays in providing or developing the necessary materials, we could experience delays in delivering on our timelines.

We expect to incur significant costs related to procuring materials required to manufacture and assemble our batteries. We expect to use various materials in our batteries that will require us to negotiate purchase agreements and delivery lead-times on advantageous terms. We may not be able to control fluctuation in the prices for these materials or negotiate agreement with suppliers on terms that are beneficial to us. Our business depends on the continued supply of certain proprietary materials for our products. We are exposed to multiple risks relating to the availability and pricing of such materials and components. Substantial increases in the prices for our raw materials or components would increase our operating costs and negatively impact our prospects.

Any disruption in the supply of components, equipment or materials could temporarily disrupt research and development activities or production of our batteries until an alternative supplier is able to supply the required material. Changes in business conditions, unforeseen circumstances, governmental changes, and other factors beyond our control or which we do not presently anticipate, could also affect our suppliers’ ability to deliver components or equipment to us on a timely basis. Any of the foregoing could materially and adversely affect our results of operations, financial condition and prospects.

Currency fluctuations, trade barriers, tariffs or shortages and other general economic or political conditions may limit our ability to obtain key components or equipment for our solid-state batteries or significantly increase freight charges, raw material costs and other expenses associated with our business, which could further materially and adversely affect our results of operations, financial condition and prospects.

We may be unable to adequately control the costs associated with our operations and the components necessary to build our solid-state battery cells, and, if we are unable to control these costs and achieve cost advantages in our production of our solid-state battery cells at scale, our business will be adversely affected.

We require significant capital to develop and grow our business and expect to incur significant expenses, including those relating to research and development, raw material procurement, leases, sales and distribution as we build our brand and market our batteries, and general and administrative costs as we scale our operations. Our ability to become profitable in the future will not only depend on our ability to successfully market our solid-state batteries and services, but also to control our costs and achieve the target cost projections that we have, including our projected cost advantage when compared to the costs of building traditional lithium-ion batteries at scale. If we are unable to cost-efficiently design, manufacture, market, sell and distribute our solid-state batteries and services, our margins, profitability and prospects would be materially and adversely affected. We have not yet produced any solid-state battery cells at the commercial size or in volume and our forecasted cost advantage for the production of these cells at scale, compared to conventional lithium-ion cells, will require us to achieve rates of throughput, use of electricity and consumables, yield, and rate of automation demonstrated for mature battery, battery material, and ceramic manufacturing processes, that we have not yet achieved. If we are unable to achieve these targeted rates, our business will be adversely impacted.

In particular, while we have estimated that eliminating the anode host material and the associated manufacturing costs will provide a savings in production at scale compared to the costs of building traditional lithium-ion batteries at leading manufacturers, that estimate is subject to numerous assumptions and uncertainties. To achieve those savings we will need to achieve significant cost savings in battery design and manufacturing, in addition to the cost savings associated with the elimination of an anode from our solid-state battery cells, while controlling costs associated with the manufacture of our solid-state separator, including achieving substantial improvements in throughput and yield required to hit commercial targets. Further, we will need to capture industry cost savings in the materials, components, equipment, and processes that we share, notably in the cathode, cell design, and factory. We cannot be certain that we will achieve these cost savings or that future efficiency improvements in lithium-ion battery manufacturing will not reduce or eliminate these estimated cost savings.

We rely on complex machinery for our operations, and production involves a significant degree of risk and uncertainty in terms of operational performance and costs.

We rely heavily on complex machinery for our operations and the production of our solid-state battery cells, and this equipment has not yet been qualified to operate at large-scale manufacturing. The work required to integrate this equipment into the production of our solid-state battery cells is time intensive and requires us to work closely with the equipment provider to ensure that it works properly for our unique battery technology. This integration work will involve a significant degree of uncertainty and risk and may result in the delay in the scaling up of production or result in additional cost to our battery cells.

Both our pilot manufacturing facilities and our large-scale manufacturing facility will require large-scale machinery. Such machinery is likely to suffer unexpected malfunctions from time to time and will require repairs and spare parts to resume operations, which may not be available when needed. Unexpected malfunctions of our production equipment may significantly affect the intended operational efficiency. In addition, because this equipment has not been used to build solid-state battery cells, the operational performance and costs associated with this equipment can be difficult to predict and may be influenced by factors outside of our control, such as, but not limited to, failures by suppliers to deliver necessary components of our products in a timely manner and at prices and volumes acceptable to us, environmental hazards and remediation, difficulty or delays in obtaining governmental permits, damages or defects in systems, industrial accidents, fires, seismic activity and other natural disasters.

Operational problems with our manufacturing equipment could result in the personal injury to or death of workers, the loss of production equipment, damage to manufacturing facilities, monetary losses, delays and unanticipated fluctuations in production. In addition, operational problems may result in environmental damage, administrative fines, increased insurance costs and potential legal liabilities. All of these operational problems could have a material adverse effect on our business, results of operations, cash flows, financial condition or prospects.

Customer Risks and Risks Related to Our Partnership with Volkswagen

Our relationship with Volkswagen is subject to various risks which could adversely affect our business and future prospects. There are no assurances that we will be able to commercialize solid-state batteries from our joint development relationship with Volkswagen.

We and Volkswagen have formed a joint venture to collaborate on the manufacturing ramp up of our solid-state battery cell.

There is no assurance that we will be able to complete the development of the solid-state battery cells in the time frame required by the joint venture arrangements. If we do not complete this development in a timely manner, Volkswagen may terminate its participation in the joint venture. Our joint venture arrangements with Volkswagen provide a framework for our cooperation and requires that we and Volkswagen enter into certain additional arrangements regarding the purchase by the joint venture of solid-state separators from us, the purchase and pricing of the solid-state battery cells that will be produced by the joint venture and sold to Volkswagen, and the terms for licensing our technology to the joint venture. There can be no assurance that we will be able to agree with Volkswagen on these key elements on terms that are financially beneficial for us or that we will be able to enter into the additional arrangements, including any purchase orders, with Volkswagen for commercialization under the joint venture arrangements.

The commercial terms of the purchase by Volkswagen of the output of the joint venture will depend on the performance of our solid-state battery and the demand for the vehicles that Volkswagen develops to utilize the solid-state battery cells that will be produced by the joint venture. If we cannot complete the development of our solid-state battery cells, Volkswagen does not select our solid-state battery cell for commercialization or if there is a delay in the introduction of the Volkswagen vehicles that intend to use our solid-state battery cells, our business will be harmed.

The strong relationship that we have developed with Volkswagen and rights under the joint venture agreement may deter other automotive OEMs from working closely with us. If we are not able to expand our other customer relationships, or if we become too dependent on Volkswagen for our revenue, our business could be harmed.

Volkswagen may have economic, business or legal interests or goals that are inconsistent with our goals. Any significant disagreements with Volkswagen may impede our ability to maximize the benefits of our partnerships and slow the commercialization of our solid-state battery. Our joint venture arrangements may require us, among other things, to pay certain costs or to make certain capital investments or to seek Volkswagen’s consent to take certain actions. In addition, if Volkswagen is unable or unwilling to meet its economic or other obligations under the joint venture arrangements, we may be required to either fulfill those obligations alone to ensure the ongoing success of the joint venture or to dissolve and liquidate the joint venture. These factors could result in a material adverse effect on our business and financial results.

If our batteries fail to perform as expected, our ability to develop, market, and sell our batteries could be harmed.

Once commercial production of our solid-state battery cells commences, our batteries may contain defects in design and manufacture that may cause them to not perform as expected or that may require repairs, recalls, and design changes. Our batteries are inherently complex and incorporate technology and components that have not been used for other applications and that may contain defects and errors, particularly when first introduced. We have a limited frame of reference from which to evaluate the long-term performance of our solid-state batteries. There can be no assurance that we will be able to detect and fix any defects in our solid-state batteries prior to the sale to potential consumers. If our batteries fail to perform as expected, we could lose design wins and customers may delay deliveries, terminate further orders or initiate product recalls, each of which could adversely affect our sales and brand and could adversely affect our business, prospects, and results of operations.

We may not succeed in attracting customers during the development stage or for high volume commercial production, and our future growth and success depend on our ability to attract customers.

We may not succeed in attracting customers during the development stage or for high volume commercial production. For example, we may be unsuccessful at attracting additional customers for QS-0, in which case we may have excess capacity. In addition, if we are unable to attract new customers in need of high-volume commercial production of our products, our business may suffer.

Many of our potential customers tend to be large enterprises. Therefore, our future success will depend on our ability to effectively sell our products to such large customers. Sales to these end-customers involve risks that may not be present (or that are present to a lesser extent) with sales to smaller customers. These risks include, but are not limited to, (i) increased purchasing power and leverage held by large customers in negotiating contractual arrangements with us and (ii) longer sales cycles and the associated risk that substantial time and resources may be spent on a potential end-customer that elects not to purchase our solutions.

Our potential customers that are large organizations often undertake a significant evaluation process that results in a lengthy sales cycle. In addition, product purchases by large organizations are frequently subject to budget constraints, multiple approvals and unanticipated administrative, processing and other delays. Finally, large organizations typically have longer implementation cycles, require greater product functionality and scalability, require a broader range of services, demand that vendors take on a larger share of risks, require acceptance provisions that can lead to a delay in revenue recognition and expect greater payment flexibility. All of these factors can add further risk to business conducted with these potential customers.

If the Put or Call Rights under our joint venture agreements with Volkswagen are exercised, it may have an adverse effect on our liquidity or our stockholders’ ownership could be diluted.

The joint venture structure we agreed to with Volkswagen is intended, in part, to protect our intellectual property. Certain key battery technology will continue to be owned by us and will be provided to the joint venture through a limited license for purposes of QS-1. We and Volkswagen still need to agree on the license terms for this battery technology license for QS-1 Expansion. The joint venture terminates upon the earliest to occur of (i) Volkswagen exercising specified put rights in the event of, amongst others, (a) a change of control of our company, or (b) the failure by us to meet specified development milestones within certain timeframes, (ii) us exercising specified call rights or Volkswagen exercising specified put rights if, among other things, the parties cannot agree to commercial terms for QS-1 or QS-1 Expansion within certain timeframes, (iii) a certain date after commencement of production of a Volkswagen series production vehicle using our battery cells (or an alternative end date if no such production was commenced after certain technical milestones with respect to our battery cell technology were reached) and (iv) December 31, 2028.

We may not have sufficient funds, borrowing capacity, or other capital resources available to pay for the interests of Volkswagen in cash if it exercises its put rights or to exercise our call rights. Such lack of available funds upon the exercising by Volkswagen of its put rights or by us of our call rights could force us to issue stock at a time we might not otherwise desire to do so in order to purchase the interests of Volkswagen. If we are required or choose to purchase those interests from Volkswagen, we could experience significant cash outflow, our other stockholders could see their holdings diluted through the issuance of shares to finance such payment obligations, and our financial condition and the price of our Class A Common Stock may be adversely affected.

We may not be able to accurately estimate the future supply and demand for our batteries, which could result in a variety of inefficiencies in our business and hinder our ability to generate revenue. If we fail to accurately predict and forecast our manufacturing requirements, we could incur additional costs or experience delays.

It is difficult to predict our future revenues and appropriately budget for our expenses, and we may have limited insight into trends that may emerge and affect our business. We anticipate being required to provide forecasts of our demand to our current and future suppliers prior to the scheduled delivery of products to potential customers. Currently, there is no historical basis for making judgments on the demand for our batteries or our ability to develop, manufacture, and deliver batteries, or our profitability in the future. If we overestimate our requirements, our suppliers may have excess inventory, which indirectly would increase our costs. If we underestimate our requirements, our suppliers may have inadequate inventory, which could interrupt manufacturing of our products and result in delays in shipments and revenues. In addition, lead times for materials and components that our suppliers order may vary significantly and depend on factors such as the specific supplier, contract terms and demand for each component at a given time. If we fail to order sufficient quantities of product components in a timely manner, the delivery of batteries to our potential customers could be delayed, which would harm our business, financial condition and operating results.

Our future growth and success are dependent upon consumers’ willingness to adopt EVs.

Our growth and future demand for our products is highly dependent upon the adoption by consumers of alternative fuel vehicles in general and EVs in particular. The market for new energy vehicles is still rapidly evolving, characterized by rapidly changing technologies, competitive pricing and competitive factors, evolving government regulation and industry standards, and changing consumer demands and behaviors. If the market for EVs in general does not develop as expected, or develops more slowly than expected, our business, prospects, financial condition and operating results could be harmed.

Concentration of ownership among Volkswagen and our executive officers, directors and their affiliates may prevent new investors from influencing significant corporate decisions.

As of September 30, 2021, Volkswagen beneficially owns approximately 21.0% of our Class A Common Stock and 18.6% of our Class B Common Stock outstanding, representing approximately 19.2% of the vote, and our executive officers, directors and their affiliates as a group beneficially own approximately 34.8% of our Class A Common Stock and 65.5% of our Class B Common Stock outstanding, representing approximately 57.6% of the vote. As a result, these stockholders will be able to exercise a significant level of control over all matters requiring stockholder approval, including the election of directors, any amendment of our Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and approval of significant corporate transactions. In addition, Volkswagen holds the right to designate two directors to our Board. This control could have the effect of delaying or preventing a change of control or changes in our management and will make the approval of certain transactions difficult or impossible without the support of these stockholders and of their votes.

Our Intellectual Property Risks

We rely heavily on our intellectual property portfolio. If we are unable to protect our intellectual property rights, our business and competitive position would be harmed.

We may not be able to prevent unauthorized use of our intellectual property, which could harm our business and competitive position. We rely upon a combination of the intellectual property protections afforded by patent, copyright, trademark and trade secret laws in the United States and other jurisdictions, as well as license agreements and other contractual protections, to establish, maintain and enforce rights in our proprietary technologies. In addition, we seek to protect our intellectual property rights through nondisclosure and invention assignment agreements with our employees and consultants, and through non-disclosure agreements with business partners and other third parties. Despite our efforts to protect our proprietary rights, third parties, including our business partners, may attempt to copy or otherwise obtain and use our intellectual property without our consent. Monitoring unauthorized use of our intellectual property is difficult and costly, and the steps we have taken or will take to prevent misappropriation may not be sufficient. Any enforcement efforts we undertake, including litigation, could be time-consuming and expensive and could divert management’s attention, which could harm our business, results of operations and financial condition. In addition, existing intellectual property laws and contractual remedies may afford less protection than needed to safeguard our intellectual property portfolio.

Patent, copyright, trademark and trade secret laws vary significantly throughout the world. A number of foreign countries do not protect intellectual property rights to the same extent as do the laws of the United States. Therefore, our intellectual property rights may not be as strong or as easily enforced outside of the United States and efforts to protect against the unauthorized use of our intellectual property rights, technology and other proprietary rights may be more expensive and difficult outside of the United States. Failure to adequately protect our intellectual property rights could result in our competitors using our intellectual property to offer products, potentially resulting in the loss of some of our competitive advantage and a decrease in our revenue which, would adversely affect our business, prospects, financial condition and operating results.

We may need to defend ourselves against intellectual property infringement claims, which may be time-consuming and could cause us to incur substantial costs.

Companies, organizations or individuals, including our current and future competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop or sell our products, which could make it more difficult for us to operate our business. From time to time, we may receive inquiries from third parties inquiring whether we are infringing their intellectual property rights and/or seek court declarations that they do not infringe upon our intellectual property rights. Companies holding patents or other intellectual property rights relating to batteries, electric motors or electronic power management systems may bring suits alleging infringement of such rights or otherwise asserting their rights and seeking licenses. In addition, if we are determined to have infringed upon a third party’s intellectual property rights, we may be required to do one or more of the following:

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cease selling, incorporating or using products that incorporate the challenged intellectual property;
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pay substantial damages;
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obtain a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all; or
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redesign our batteries.

In the event of a successful claim of infringement against us and our failure or inability to obtain a license to the infringed technology on reasonable terms, our business, prospects, operating results and financial condition could be materially adversely affected. In addition, any litigation or claims, whether or not well-founded, could result in substantial costs and diversion of resources and management’s attention.

We also license patents and other intellectual property from third parties, and we may face claims that our use of this intellectual property infringes the rights of others. In such cases, we may seek indemnification from our licensors under our license contracts with them. However, our rights to indemnification may be unavailable or insufficient to cover our costs and losses, depending on our use of the technology, whether we choose to retain control over conduct of the litigation, and other factors.

Our patent applications may not result in issued patents or our patent rights may be contested, circumvented, invalidated or limited in scope, any of which could have a material adverse effect on our ability to prevent others from interfering with our commercialization of our products.

Our patent applications may not result in issued patents, which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours. The status of patents involves complex legal and factual questions and the breadth of claims allowed is uncertain. As a result, we cannot be certain that the patent applications that we file will result in patents being issued, or that our patents and any patents that may be issued to us will afford protection against competitors with similar technology. Numerous patents and pending patent applications owned by others exist in the fields in which we have developed and are developing our technology. Any of our existing or pending patents may be challenged by others on the basis that they are invalid or unenforceable. Furthermore, patent applications filed in foreign countries are subject to laws, rules and procedures that differ from those of the United States, and thus we cannot be certain that foreign patent applications related to issued U.S. patents will be issued.

Even if our patent applications succeed and we are issued patents in accordance with them, we are still uncertain whether these patents will be contested, circumvented, invalidated or limited in scope in the future. The rights granted under any issued patents may not provide us with meaningful protection or competitive advantages, and some foreign countries provide significantly less effective patent enforcement than in the United States. In addition, the claims under any patents that issue from our patent applications may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. The intellectual property rights of others could also bar us from licensing and exploiting any patents that issue from our pending applications. In addition, patents issued to us may be infringed upon or designed around by others and others may obtain patents that we need to license or design around, either of which would increase costs and may adversely affect our business, prospects, financial condition and operating results.

Our Business Risks

The battery market continues to evolve, is highly competitive, and we may not be successful in competing in this industry or establishing and maintaining confidence in our long-term business prospects among current and future partners and customers.

The battery market in which we compete continues to evolve and is highly competitive. To date, we have focused our efforts on our lithium-metal solid-state battery technology, which is being designed to outperform conventional lithium-ion battery technology. However, lithium-ion battery technology has been widely adopted and our current competitors have, and future competitors may have, greater resources than we do and may also be able to devote greater resources to the development of their current and future technologies. These competitors also may have greater access to customers and may be able to establish cooperative or strategic relationships amongst themselves or with third parties that may further enhance their resources and competitive positioning. In addition, lithium-ion battery manufacturers may continue to reduce cost and expand supply of conventional batteries and therefore reduce the prospects for our business or negatively impact the ability for us to sell our products at a market-competitive price and yet at sufficient margins.

Many automotive OEMs are researching and investing in solid-state battery efforts and, in some cases, in battery development and production. There are a number of companies seeking to develop alternative approaches to solid-state battery technology, including lithium-metal batteries. We expect competition in battery technology and EVs to intensify due to increased demand for these vehicles and a regulatory push for EVs, continuing globalization, and consolidation in the worldwide automotive industry. Developments in alternative technologies or improvements in batteries technology made by competitors may materially adversely affect the sales, pricing and gross margins of our batteries. If a competing technology is developed that has superior operational or price performance, our business will be harmed. Similarly, if we fail to accurately predict and ensure that our battery technology can address customers’ changing needs or emerging technological trends, or if our customers fail to achieve the benefits expected from our solid-state batteries, our business will be harmed.

We must continue to commit significant resources to develop our battery technology to establish a competitive position, and these commitments will be made without knowing whether such investments will result in products potential customers will accept. There is no assurance we will successfully identify new customer requirements, develop and bring our batteries to market on a timely basis, or that products and technologies developed by others will not render our batteries obsolete or noncompetitive, any of which would adversely affect our business and operating results.

Customers will be less likely to purchase our batteries if they are not convinced that our business will succeed in the long term. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with us if they are not convinced that our business will succeed in the long term. Accordingly, to build and maintain our business, we must maintain confidence among current and future partners, customers, suppliers, analysts, ratings agencies and other parties in our long-term financial viability and business prospects. Maintaining such confidence may be particularly complicated by certain factors including those that are largely outside of our control, such as our limited operating history, market unfamiliarity with our products, any delays in scaling manufacturing, delivery and service operations to meet demand, competition and uncertainty regarding the future of EVs and our eventual production and sales performance compared with market expectations.

If we are unable to attract and retain key employees and qualified personnel, our ability to compete could be harmed.

Our success depends on our ability to attract and retain our executive officers, key employees and other qualified personnel, and our operations may be severely disrupted if we lost their services.

As we build our brand and become more well known, there is increased risk that competitors or other companies will seek to hire our personnel. None of our employees are bound by a non-competition agreement. The failure to attract, integrate, train, motivate and retain these personnel could seriously harm our business and prospects.

In addition, we are highly dependent on the services of Jagdeep Singh, our Chief Executive Officer, and other senior technical and management personnel, including our executive officers, who would be difficult to replace. If Mr. Singh or other key personnel were to depart, we may not be able to successfully attract and retain senior leadership necessary to grow our business.

We are an early stage company with a history of financial losses and expect to incur significant expenses and continuing losses from operations for the foreseeable future.

We incurred a loss from operations of approximately $53.8 million and $148.1 million, a net income of approximately $15.4 million and $21.3 million for the three and nine months ended September 30, 2021, respectively and an accumulated deficit of approximately $2.0 billion from our inception in 2010 through September 30, 2021. The net income in the three and nine months is due to the non-cash fair value change of the Assumed Common Stock Warrant liabilities. We believe that we will continue to incur operating losses each quarter until at least the time we begin significant production of our lithium-metal solid-state batteries, which is not expected to occur until 2024 or 2025, and may occur later.

We expect the rate at which we will incur losses to be significantly higher in future periods as we, among other things, continue to incur significant expenses in connection with the design, development and manufacturing of our batteries; expand our research and development activities; invest in manufacturing capabilities; build up inventories of components for our batteries; increase our sales and marketing activities; develop our distribution infrastructure; and increase our general and administrative functions to support our growing operations. We may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in revenues, which would further increase our losses.

We have been, and may in the future be, adversely affected by the global COVID-19 pandemic.

We face various risks related to epidemics, pandemics, and other outbreaks, including the recent COVID-19 pandemic. The impact of COVID-19, including changes in consumer and business behavior, pandemic fears and market downturns, and restrictions on business and individual activities, has created significant volatility in the global economy and led to reduced economic activity. The spread of COVID-19 has also impacted our potential customers and our suppliers by disrupting the manufacturing, delivery and overall supply chain of battery, EV and equipment manufacturers and suppliers and has led to a global decrease in battery and EV sales in markets around the world.

The pandemic has resulted in government authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, stay-at-home or shelter-in-place orders, and business shutdowns. For example, employees at our headquarters located in San Jose, California were subject to a stay-at-home orders from the state and local governments. These measures have limited operations in our San Jose headquarters and have and may continue to adversely impact our employees, research and development activities and operations and the operations of our suppliers, vendors and business partners, and may negatively impact our sales and marketing activities. In addition, various aspects of our business cannot be conducted remotely, including many aspects of the development and manufacturing of our solid-state material and our battery cells. These measures by government authorities may remain in place for a significant period of time and they are likely to continue to adversely affect our future manufacturing plans, sales and marketing activities, business and results of operations. We may take further actions as may be required by government authorities or that we determine are in the best interests of our employees, suppliers, vendors and business partners.

The extent to which the COVID-19 pandemic continues to impact our business, prospects and results of operations will depend on future developments, which are highly uncertain and cannot be predicted, including the duration and spread of the pandemic, the actions to contain the virus or treat its impact, including the distribution and administration of effective vaccines, the severity of breakthrough cases and COVID-19 variants, and how quickly and to what extent normal economic and operating activities can resume. Even after the COVID-19 pandemic has subsided, we may continue to experience an adverse impact to our business as a result of the global economic impact, including any recession that has occurred or may occur in the future.

There are no comparable recent events that may provide guidance as to the effect of the spread of COVID-19, and, as a result, the ultimate impact of the COVID-19 pandemic or a similar health epidemic is highly uncertain.

Our expectations and targets regarding the times when we will achieve various technical, pre-production and production objectives depend in large part upon assumptions and analyses developed by us. If these assumptions or analyses prove to be incorrect, we may not achieve these milestones when expected or at all.

Our expectations and targets regarding the times when we will achieve various technical, pre-production and production objectives reflect our current expectations and estimates. Whether we will achieve these objectives when we expect depends on a number of factors, many of which are outside our control, including, but not limited to:

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success and timing of development activity;
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unanticipated technical or manufacturing challenges or delays;
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technological developments relating to lithium-ion, lithium-metal solid-state or other batteries that could adversely affect the commercial potential of our technologies;
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whether we can obtain sufficient capital to build our manufacturing facilities and sustain and grow our business;

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adverse developments in our joint venture relationship with Volkswagen, including termination of the joint venture or delays in negotiating commercial terms for QS-1 or QS-1 Expansion;
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our ability to manage our growth;
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whether we can manage relationships with key suppliers;
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our ability to retain existing key management, integrate recent hires and attract, retain and motivate qualified personnel; and
•
the overall strength and stability of domestic and international economies.

Unfavorable changes in any of these or other factors, most of which are beyond our control, could materially and adversely affect our ability to achieve our objectives when planned and our business, results of operations and financial results.

From time to time, we may be involved in litigation, regulatory actions or government investigations and inquiries, which could have an adverse impact on our profitability and consolidated financial position.

We may be involved in a variety of litigation, other claims, suits, regulatory actions or government investigations and inquiries and commercial or contractual disputes that, from time to time, are significant.

For example, on December 11, 2020, a putative class action lawsuit was filed in the New York State Supreme Court by a purported QuantumScape warrantholder against the Company. We removed the case to federal court. On March 26, 2021, plaintiff amended the complaint to drop the class allegations. The amended complaint alleges, among other things, that plaintiff was entitled to exercise his warrants within 30 days of the Closing and that the proxy statement/prospectus/information statement dated September 21, 2020 and November 12, 2020 is misleading and/or omits material information concerning the exercise of the warrants. The complaint seeks monetary damages for alleged breach of contract, securities law violations, fraud, and negligent misrepresentation. QuantumScape’s motion to dismiss the securities-law violations, fraud, and negligent misrepresentation claims is currently pending before the court. We are also aware of another action that was filed on October 26, 2021 in the Southern District of New York by an additional plaintiff, alleging the same theories of liability as in the above-described lawsuit.

On December 24, 2020, a lawsuit was filed in the New York State Supreme Court by three purported QuantumScape warrantholders against the Company. The complaint alleges, among other things, that the plaintiffs were entitled to exercise warrants within 30 days of Closing. The complaint also alleges that the proxy statement/prospectus/information statement dated September 21, 2020 and November 12, 2020 is misleading and/or omits material information concerning the exercise of the warrants. The complaint generally seeks monetary damages for alleged breach of contract.

Between January 5, 2021 and May 4, 2021, four putative class action lawsuits were filed in the Northern District of California by purported purchasers of QuantumScape securities against the Company and its Chief Executive Officer or against the Company, certain members of management and the Board, and VGA. The court consolidated the actions and appointed a lead plaintiff and counsel. Lead plaintiff filed a consolidated complaint on June 21, 2021, which alleges a purported class that includes all persons who purchased or acquired our securities between November 27, 2020 and April 14, 2021. The consolidated complaint names the Company, its Chief Executive Officer, its Chief Financial Officer, and its Chief Technology Officer as defendants. The consolidated complaint alleges that the defendants purportedly made false and/or misleading statements and failed to disclose material adverse facts about the Company’s business, operations, and prospects, including information regarding the Company’s battery technology. Defendants’ motion to dismiss the consolidated complaint is expected to be fully briefed and heard by the court in December 2021.

Two shareholder derivative suits were also filed in February 2021 against 11 officers and directors of the Company and have been consolidated into one action, with the first-filed complaint being designated the operative one. QuantumScape is the nominal defendant. The complaint alleges that the individual defendants breached various duties to the Company and contains additional similar allegations based on the same general allegations in the class action described immediately above. VGA is also named as a defendant in the derivative litigation. The derivative litigation is currently stayed, with the parties having the option of giving notice if they no longer consent to the stay.

In addition, from time to time, we may also be involved in legal proceedings and investigations arising in the normal course of business including, without limitation, commercial or contractual disputes, including warranty claims and other disputes with potential customers and suppliers; intellectual property matters; personal injury claims; environmental issues; tax matters; and employment matters.

It is difficult to predict the outcome or ultimate financial exposure, if any, represented by these matters, and there can be no assurance that any such exposure will not be material. Such claims may also negatively affect our reputation.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

We may become subject to product liability claims, even those without merit, which could harm our business, prospects, operating results, and financial condition. We face inherent risk of exposure to claims in the event our batteries do not perform as expected, fail to meet relevant safety standards or requirements, or malfunction resulting in personal injury or death. Our risks in this area are particularly pronounced given our batteries have not yet been commercially tested or mass produced. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our batteries and business and inhibit or prevent commercialization of other future battery candidates, which would have a material adverse effect on our brand, business, prospects and operating results. Any insurance coverage might not be sufficient to cover all potential product liability claims. Any lawsuit seeking significant monetary damages either in excess of our coverage, or outside of our coverage, may have a material adverse effect on our reputation, business and financial condition. We may not be able to secure additional product liability insurance coverage on commercially acceptable terms or at reasonable costs when needed, particularly if we do face liability for our products and are forced to make a claim under our policy.

Our batteries and our website, systems, and data we maintain may be subject to intentional disruption, other security incidents, or alleged violations of laws, regulations, or other obligations relating to data handling that could result in liability and adversely impact our reputation and future sales.

We expect to face significant challenges with respect to information security and maintaining the security and integrity of our systems and other systems used in our business, as well as with respect to the data stored on or processed by these systems. Advances in technology, an increased level of sophistication and expertise of hackers, and new discoveries in the field of cryptography can result in a compromise or breach of the systems used in our business or of security measures used in our business to protect confidential information, personal information, and other data.

The availability and effectiveness of our batteries, and our ability to conduct our business and operations, depend on the continued operation of information technology and communications systems, some of which we have yet to develop or otherwise obtain the ability to use. Systems used in our business, including data centers and other information technology systems, will be vulnerable to damage or interruption. Such systems could also be subject to break-ins, sabotage corporate or state-sponsored espionage, and intentional acts of vandalism, as well as disruptions and security incidents as a result of non-technical issues, including intentional or inadvertent acts or omissions by employees, service providers, or others. We anticipate using outsourced service providers to help provide certain services, and any such outsourced service providers face similar security and system disruption risks as us. Some of the systems used in our business will not be fully redundant, and our disaster recovery planning cannot account for all eventualities. Any data security incidents or other disruptions to any data centers or other systems used in our business could result in lengthy interruptions in our service and may adversely affect our business, prospects, financial condition and operating results.

Our facilities or operations could be damaged or adversely affected as a result of natural disasters and other catastrophic events.

Our facilities or operations could be adversely affected by events outside of our control, such as natural disasters, wars, health epidemics such as the ongoing COVID-19 pandemic, and other calamities. We cannot assure you that any backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events. Any of the foregoing events may give rise to interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide services.

Any financial or economic crisis, or perceived threat of such a crisis, including a significant decrease in consumer confidence, may materially and adversely affect our business, financial condition, and results of operations.

In recent years, the United States and global economies suffered dramatic downturns as the result of the COVID-19 pandemic, a deterioration in the credit markets and related financial crisis as well as a variety of other factors including, among other things, extreme volatility in security prices, severely diminished liquidity and credit availability, ratings downgrades of certain investments and declining valuations of others. The United States and certain foreign governments have taken unprecedented actions in an attempt to address and rectify these extreme market and economic conditions by providing liquidity and stability to the financial markets. If the actions taken by these governments are not successful, the return of adverse economic conditions may negatively impact the demand for our solid-state battery cells and may negatively impact our ability to raise capital, if needed, on a timely basis and on acceptable terms or at all.

Our results of operations and financial condition could be materially affected by the enactment of legislation implementing changes in the U.S. or foreign taxation of business activities or the adoption of other tax reform policies.

As we expand the scale of our business activities, any changes in the U.S. or foreign taxation of such activities may increase our worldwide effective tax rate and harm our business, results of operations, and financial condition. For example, recently, the Biden administration proposed to increase the U.S. corporate income tax rate from 21% to 28%, increase U.S. taxation of international business operations, and impose a global minimum tax. The impact of future changes to U.S. and foreign tax law on our business is uncertain and could be adverse, and we will continue to monitor and assess the impact of any such changes.

Our ability to utilize our net operating loss and tax credit carryforwards to offset future taxable income may be subject to certain limitations.

In general, under Section 382 of the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to use its pre-change net operating loss carryforwards (“NOLs”), to offset future taxable income. The limitations apply if a corporation undergoes an “ownership change,” which is generally defined as a greater than 50 percentage point change (by value) in its equity ownership by certain stockholders over a three-year period. If we have experienced an ownership change at any time since our incorporation, we may already be subject to limitations on our ability to utilize our existing NOLs and other tax attributes to offset taxable income or tax liability. In addition, future changes in our stock ownership, which may be outside of our control, may trigger an ownership change. Similar provisions of state tax law may also apply to limit our use of accumulated state tax attributes. As a result, even if we earn net taxable income in the future, our ability to use it or our pre-change NOL carryforwards and other tax attributes to offset such taxable income or tax liability may be subject to limitations, which could potentially result in increased future income tax liability to us.

There is also a risk that changes in law or regulatory changes made in response to the need for some jurisdictions to raise additional revenue to help counter the fiscal impact from the COVID-19 pandemic or for other unforeseen reasons, including suspensions on the use of net operating losses or tax credits, possibly with retroactive effect, may result in our existing net operating losses or tax credits expiring or otherwise being unavailable to offset future income tax liabilities. A temporary suspension of the use of certain net operating losses and tax credits has been enacted in California, and other states may enact suspensions as well.

We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws, and non-compliance with such laws can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect our business, results of operations, financial condition and reputation.

We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations in various jurisdictions in which we conduct or in the future may conduct activities, including the U.S. Foreign Corrupt Practices Act (“FCPA”), the U.K. Bribery Act 2010, and other anti-corruption laws and regulations. The FCPA and the U.K. Bribery Act 2010 prohibit us and our officers, directors, employees and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing or providing anything of value to a “foreign official” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. The U.K. Bribery Act also prohibits non-governmental “commercial” bribery and soliciting or accepting bribes. A violation of these laws or regulations could adversely affect our business, results of operations, financial condition and reputation. Our policies and procedures designed to ensure compliance with these regulations may not be sufficient and our directors, officers, employees, representatives, consultants, agents, and business partners could engage in improper conduct for which we may be held responsible.

Non-compliance with anti-corruption, anti-bribery, anti-money laundering or financial and economic sanctions laws could subject us to whistleblower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect our business, results of operations, financial condition and reputation. In addition, changes in economic sanctions laws in the future could adversely impact our business and investments in our Class A Common Stock.

Our insurance coverage may not be adequate to protect us from all business risks.

We may be subject, in the ordinary course of business, to losses resulting from products liability, accidents, acts of God, and other claims against us, for which we may have no insurance coverage. As a general matter, the policies that we do have may include significant deductibles or self-insured retentions, and we cannot be certain that our insurance coverage will be sufficient to cover all future losses or claims against us. A loss that is uninsured or which exceeds policy limits may require us to pay substantial amounts, which could adversely affect our financial condition and operating results.

Our management has limited experience in operating a public company.

Some of our executive officers have limited experience in the management of a publicly traded company. Our management team may not successfully or effectively manage our transition to a public company that will be subject to significant regulatory oversight and reporting obligations under federal securities laws. Certain executives’ limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities which will result in less time being devoted to the management and growth of our Company. We may not have adequate personnel with the appropriate level of knowledge, experience, and training in the accounting policies, practices or internal controls over financial reporting required of public companies in the United States.

We will incur significant increased expenses and administrative burdens as a public company, which could have an adverse effect on our business, financial condition and results of operations.

We will face increased legal, accounting, administrative and other costs and expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), including the requirements of Section 404, as well as rules and regulations subsequently implemented by the SEC, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules and regulations promulgated and to be promulgated thereunder, the PCAOB and the securities exchanges, impose additional reporting and other obligations on public companies. The development and implementation of the standards and controls necessary for us to achieve the level of accounting standards required of a public company in the United States may require costs greater than expected. It is possible that we will be required to expand our employee base and hire additional employees to support our operations as a public company which will increase our operating costs in future periods.

Compliance with public company requirements will increase costs and make certain activities more time-consuming. A number of those requirements will require us to carry out activities we have not done previously. For example, we have created new Board committees and adopted new internal controls and disclosure controls and procedures. In addition, expenses associated with SEC reporting requirements will be incurred. Furthermore, if any issues in complying with those requirements are identified, such as our restatement of our previously issued consolidated financial statements and related material weakness as described in this Report, we could incur additional costs rectifying those or new issues, and the existence of these issues could adversely affect our reputation or investor perceptions of it. It will also be more expensive to obtain director and officer liability insurance. Risks associated with our status as a public company may make it more difficult to attract and retain qualified persons to serve on our Board or as executive officers. The additional reporting and other obligations imposed by these rules and regulations will increase legal and financial compliance costs and the costs of related legal, accounting and administrative activities. These increased costs will require us to divert a significant amount of money that could otherwise be used to expand the business and achieve strategic objectives. Advocacy efforts by stockholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase costs.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or the market in which we operate, or if they change their recommendations regarding our securities adversely, the price and trading volume of our securities could decline.

The trading market for our securities will be influenced by the research and reports that industry or securities analysts may publish about us, our business, market or competitors. Securities and industry analysts do not currently, and may never, publish research on us. If no securities or industry analysts commence coverage of us, our share price and trading volume would likely be negatively impacted. If any of the analysts who may cover us change their recommendation regarding our shares of Class A Common Stock adversely, or provide more favorable relative recommendations about our competitors, the price of our shares of Class A Common Stock would likely decline. If any analyst who may cover us were to cease our coverage of us or fail to regularly publish reports on it, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.

Our Regulatory Risks

We are subject to substantial regulation, and unfavorable changes to, or failure by us to comply with, these regulations could substantially harm our business and operating results.

Our batteries, and the sale of EVs and motor vehicles in general, are subject to substantial regulation under international, federal, state and local laws, including export control laws. We expect to incur significant costs in complying with these regulations. Regulations related to the battery and EV industry and alternative energy are currently evolving and we face risks associated with changes to these regulations.

As a result of the Company’s status as a special purpose acquisition company (“SPAC”) before the Business Combination, we are subject to regulations and legal circumstances that differ from other publicly traded companies that did not complete a business combination. The SEC and other regulatory agencies may issue additional guidance or apply further regulatory mandates to companies that have completed a business combination with SPACs. For instance, refer to the risk factor below in “Our failure to timely and effectively implement controls and procedures required by Section 404(a) of the Sarbanes-Oxley Act could have a material adverse effect on our business.” regarding the accounting and reporting for warrants that have been issued by certain SPACs. Responding to and managing this regulatory environment, which has and may continue to evolve, could again divert management’s attention from the operation of our business, result in increased costs and may negatively impact our ability to raise additional capital when needed or have a material adverse effect on the price of our common stock.

To the extent the laws change, our products may not comply with applicable international, federal, state or local laws, which would have an adverse effect on our business. Compliance with changing regulations could be burdensome, time consuming, and expensive. To the extent compliance with new regulations is cost prohibitive, our business, prospects, financial condition and operating results would be adversely affected.

Internationally, there may be laws in jurisdictions we have not yet entered or laws we are unaware of in jurisdictions we have entered that may restrict our sales or other business practices. The laws in this area can be complex, difficult to interpret and may change over time. Continued regulatory limitations and other obstacles that may interfere with our ability to commercialize our products could have a negative and material impact on our business, prospects, financial condition and results of operations.

We are subject to requirements relating to environmental and safety regulations and environmental remediation matters which could adversely affect our business, results of operation and reputation.

We are subject to numerous federal, state and local environmental laws and regulations governing, among other things, solid and hazardous waste storage, treatment and disposal, and remediation of releases of hazardous materials. There are significant capital, operating and other costs associated with compliance with these environmental laws and regulations. Environmental laws and regulations may become more stringent in the future, which could increase costs of compliance or require us to manufacture with alternative technologies and materials.

Federal, state and local authorities also regulate a variety of matters, including, but not limited to, health, safety and permitting in addition to the environmental matters discussed above. New legislation and regulations may require us to make material changes to our operations, resulting in significant increases to the cost of production.

Our manufacturing process will have hazards such as but not limited to hazardous materials, machines with moving parts, and high voltage and/or high current electrical systems typical of large manufacturing equipment and related safety incidents. There may be safety incidents that damage machinery or product, slow or stop production, or harm employees. Consequences may include litigation, regulation, fines, increased insurance premiums, mandates to temporarily halt production, workers’ compensation claims, or other actions that impact our company brand, finances, or ability to operate.

Our failure to timely and effectively implement controls and procedures required by Section 404(a) of the Sarbanes-Oxley Act could have a material adverse effect on our business.

We are required to provide management’s attestation on internal controls. The standards required for a public company under Section 404(a) of the Sarbanes-Oxley Act are significantly more stringent than those that were required of us as a privately-held company. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements. If we are not able to implement the additional requirements of Section 404(a) in a timely manner or with adequate compliance, we may not be able to assess whether our internal controls over financial reporting are effective, which may subject us to adverse regulatory consequences and could harm investor confidence and the market price of our securities.

On April 28, 2021, after consultation with Ernst & Young, our audit committee and management concluded that, in light of the Staff Statement, it was appropriate to restate our previously issued consolidated financial statements as of and for the period ended December 31, 2020. As part of the restatement process, we identified a material weakness in our internal control over financial reporting.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented, or detected and corrected on a timely basis. Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. We continue to evaluate steps to remediate the material weaknesses. These remediation measures may be time consuming and costly and there is no assurance that these initiatives will ultimately have the intended effects.

We took steps to remediate this material weakness identified in April 2021, including studying and clarifying our understanding of the accounting of contracts that may be settled in the Company’s own stock, such as warrants, enhancing our accounting policy related to the accounting for such contracts to determine proper accounting in accordance with U.S. GAAP as clarified by the Staff Statement, and designing and implementing a control over the calculations of the impact of the Assumed Common Stock Warrants on our financial statements. After completion of these remediation steps, our management believes this material weakness to have been remediated as of September 30, 2021.

If we identify any new material weaknesses in the future, any such newly identified material weakness could limit our ability to prevent or detect a misstatement of our accounts or disclosures that could result in a material misstatement of our annual or interim financial statements, and could also lead to potential litigation or other disputes. In such case, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting and our stock price may decline as a result. We cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to avoid potential future material weaknesses or related litigation or other disputes.

We qualify as an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

We qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the JOBS Act. As such, we are eligible for and intend to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as we continue to be an emerging growth company, including (i) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act, (ii) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (iii) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. As a result, the stockholders may not have access to certain information they may deem important. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which the market value of the common stock that is held by non-affiliates exceeds $700 million as of June 30 of that fiscal year, (ii) the last day of the fiscal year in which we have total annual gross revenue of $1.07 billion or more during such fiscal year (as indexed for inflation), (iii) the date on which we have issued more than $1 billion in non-convertible debt in the prior three-year period or (iv) the last day of the fiscal year following the fifth anniversary of the date of the first sale of units in Kensington’s initial public offering. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the exemption from complying with new or revised accounting standards provided in Section 7(a)(2)(B) of the Securities Act as long as we are an emerging growth company. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected not to opt out of such extended transition period and, therefore, we may not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. Investors may find our Class A Common Stock less attractive because we will rely on these exemptions, which may result in a less active trading market for our Class A Common Stock and its price may be more volatile.

Risks Related to Ownership of Our Common Stock and Our Certificate of Incorporation and Bylaws Provisions

Our Class A Common Stock has been and may in the future continue to be subject to extreme volatility.

The trading price of our Class A Common Stock has been and may in the future continue to be subject to extreme volatility. For example, from November 27, 2020, the date our Class A Common Stock began trading on the NYSE, through September 30, 2021, our Class A Common Stock has experienced an intra-day trading high of $132.73 per share and an intra-day trading low of $19.12 per share. At certain times during such period, the daily fluctuations in the trading price of our Class A Common Stock were substantially greater than 10%. We cannot predict the magnitude of future fluctuations in the trading price of our Class A Common Stock. The trading price of our Class A Common Stock may be affected by a number of factors, including events described in the risk factors set forth in this Report and in our other reports filed with the SEC from time to time, as well as our operating results, financial condition and other events or factors. Any of the factors listed below could have a material adverse effect on your investment in our securities. Factors affecting the trading price of our securities may include:

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announcements by us or our competitors regarding technical developments and levels of performance achieved by our or their battery technologies;
•
announcements by us regarding the timing of our production objectives, including regarding QS-0, QS-1, and QS-1 Expansion;
•
announcements by us or Volkswagen regarding developments in our relationship with Volkswagen;
•
our ability to bring our products and technologies to market on a timely basis, or at all;

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our operating results or development efforts failing to meet the expectation of securities analysts or investors in a particular period;
•
actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to it;
•
changes in the market’s expectations about our operating results or the EV industry;
•
success of competitors actual or perceived development efforts;
•
changes in financial estimates and recommendations by securities analysts concerning the Company or the battery industry in general;
•
operating and share price performance of other companies that investors deem comparable to the Company;
•
disputes or other developments related to proprietary rights, including patents, litigation matters and our ability to obtain intellectual property protection for our technologies;
•
changes in laws and regulations affecting our business;
•
our ability to meet compliance requirements;
•
commencement of, or involvement in, litigation involving the Company;
•
changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;
•
the volume of shares of Class A Common Stock available for public sale;
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the level of demand for our stock, including the amount of short interest in our Class A Common Stock;
•
any major change in our Board or management;
•
sales of substantial amounts of the shares of Class A Common Stock by our directors, executive officers or significant stockholders or the perception that such sales could occur;
•
the expiration of certain contractual lock-up agreements with our executive officers, directors and stockholders in May 2021, and any future agreements we may enter into in the future from time to time;
•
stockholder approval of the Extraordinary Performance Award Program (the “EPA Program”) at our upcoming annual stockholder meeting (the “Annual Meeting”); and
•
general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. The stock market in general, and the NYSE in particular, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our securities, may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies which investors perceive to be similar to the Company could depress our share price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

Following certain periods of volatility in the market price of our securities, we may become subject of securities litigation. We have experienced, and may in the future experience additional litigation following periods of volatility. This type of litigation may result in substantial costs and a diversion of management’s attention and resources.

The EPA Program is subject to stockholder approval at our upcoming Annual Meeting. If this proposal is not approved, investors may lose confidence in the Company and our stock price may decrease. In addition, any litigation or other legal proceedings in connection with this proposal may result in substantial costs and diversion of management’s attention and resources.

Our Board has proposed for stockholder approval the EPA Program at our upcoming Annual Meeting expected to be held in the fourth quarter of fiscal 2021. As described further in our preliminary proxy statement filed on October 26, 2021 (the “Preliminary Proxy Statement”), the EPA Program would provide for stock option grants to Jagdeep Singh, our Chief Executive Officer, and other members of Company management that are earned over several tranches if the Company meets certain stock price targets and business milestones. As proposed, the EPA Program would consist of 16,798,266 shares of Class A Common Stock, representing an award pool equal to approximately 4.0% of our total common stock outstanding as of September 7, 2021. However, if the EPA Program is not approved by stockholders, this may harm investor confidence in the Company and our share price may decrease. Furthermore, although we do not currently anticipate any litigation or other legal proceedings in connection with the proposed approval of the EPA Program, we cannot give assurances that none will occur. If such proceedings do arise, they may result in substantial costs and a diversion of management’s attention and resources.

Short sellers may engage in manipulative activity that could drive down the market price of our Class A Common Stock.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed or intends to borrow from a third party with the intention of later buying lower priced identical securities to return to the lender. Accordingly, it is in the interest of a short seller of our Class A Common Stock for the price to decline. Some short sellers publish, or arrange for the publication of, opinions or characterizations regarding which may create negative market momentum. Issuers, like us, whose securities have historically had limited trading history or volumes and/or have been susceptible to relatively high volatility levels can be particularly vulnerable to such short seller attacks. No assurances can be made that similar declines in the market price of our Class A Common Stock will not occur in the future, in connection with the activities of short sellers.

Sales of substantial amounts of our Class A Common Stock in the public markets, or the perception that such sales could occur, could reduce the price that our Class A Common Stock might otherwise attain.

Sales of a substantial number of shares of our Class A Common Stock in the public market after our March 2021 Public Offering or in connection with the expiration of certain contractual lock-up agreements in May 2021, or the perception that such sales could occur, could adversely affect the market price of our Class A Common Stock and may make it more difficult for you to sell your Class A Common Stock at a time and price that you deem appropriate. As of September 30, 2021, we have approximately 325,702,237 shares of Class A Common Stock and 96,740,426 shares of Class B Common Stock outstanding. All of the shares of Class A Common Stock sold in the March 2021 Public Offering are freely tradable without restrictions or further registration under the Securities Act, except for any shares sold to any of our “affiliates” as defined in Rule 144 under the Securities Act.

In connection with the Business Combination Agreement and the transactions contemplated by the Business Combination Agreement, certain holders of the Company’s securities entered into a Registration Rights and Lock-Up Agreement, and certain other lock-up agreements, pursuant to which they agreed to certain restrictions on the transfer of QuantumScape securities.

In addition, in connection with the March 2021 Public Offering, (i) we agreed that, without the prior written consent of Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC on behalf of the underwriters and subject to certain exceptions, we would not offer, sell, or agree to sell, directly or indirectly, any Company securities for a period of 90 days from the date of the final prospectus relating to the March 2021 Public Offering, and (ii) each of our directors and executive officers agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of our common stock during the period from the date of such agreement continuing through May 21, 2021, except with the prior written consent of Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC.

Certain stockholders are entitled to require us to register shares owned by them for public sale in the United States, and we have filed a Registration Statement on Form S-1 (Registration No. 333-251433) (the “Resale S-1”), which the SEC has previously declared effective, to register those shares. However, such Resale S-1 must be amended in connection with the restatement and the SEC will need to declare the amended Resale S-1 effective. In addition, we have filed a registration statement to register shares reserved for future issuance under our equity compensation plans. Subject to there being effective registration statements covering the sales of such shares, the satisfaction of applicable exercise periods and expiration of the lock-up agreements referred to above, the shares issued upon exercise of outstanding stock options and settlement of outstanding restricted stock units will be available for immediate resale in the United States in the open market.

Our business model of manufacturing solid-state batteries is capital-intensive, and we may not be able to raise additional capital on attractive terms, if at all, which could be dilutive to stockholders. If we cannot raise additional capital when needed, our operations and prospects could be materially and adversely affected.

The development, design, manufacture and sale of batteries is a capital-intensive business, which we currently finance through joint venture arrangements and other third-party financings. As a result of the capital-intensive nature of our business, we can be expected to continue to sustain substantial operating expenses without generating sufficient revenues to cover expenditures. Over time, we expect that we will need to raise additional funds, including through entry into new or extending existing joint venture arrangements, through the issuance of equity, equity-related or debt securities or through obtaining credit from financial institutions to fund, together with our principal sources of liquidity, ongoing costs such as research and development relating to our batteries, the construction of large factories, any significant unplanned or accelerated expenses, and new strategic investments. We cannot be certain that additional capital will be available on attractive terms, if at all, when needed, which could be dilutive to stockholders, and our financial condition, results of operations, business and prospects could be materially and adversely affected.

The dual class structure of our Common Stock has the effect of concentrating voting control with the current holders of Class B Common Stock. This will limit or preclude the ability of other stockholders to influence corporate matters, including the outcome of important transactions, including a change in control.

Shares of Class B Common Stock have 10 votes per share, while shares of Class A Common Stock have one vote per share. Although no one holder or group of holders has control of more than 30.0% of the voting power of our capital stock, as of September 30, 2021 the holders of the Class B Common Stock control approximately 74.3% of the voting power of our capital stock and therefore collectively control matters submitted to our stockholders for approval, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions. Even though these holders are not party to any agreement that requires them to vote together, they may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentrated control may have the effect of delaying, preventing or deterring a change in control of us, could deprive our stockholders of an opportunity to receive a premium for their capital stock as part of a sale of us, and might ultimately affect the market price of shares of our Class A Common Stock.

Anti-takeover provisions in our Certificate of Incorporation, Bylaws and Delaware law could make an acquisition of us more difficult, limit attempts by our stockholders to replace or remove our management and limit the market price of our Class A Common Stock.

The Certificate of Incorporation, amended and restated Bylaws (the “Bylaws”) and Delaware law contain provisions which could have the effect of rendering more difficult, delaying or preventing an acquisition deemed undesirable by our Board. These provisions include:

•
authorizing “blank check” preferred stock, which could be issued by our Board without stockholder approval and may contain voting, liquidation, dividend and other rights superior to the Common Stock;
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limiting the liability of, and providing indemnification to, our directors and officers;
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prohibiting cumulative voting in the election of directors;
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providing that vacancies on our Board may be filled only by majority of directors then in office of our Board, even though less than a quorum;
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prohibiting the ability of our stockholders to call special meetings;
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establishing an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our Board;
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requiring that, once there are no longer any outstanding shares of the Class B Common Stock, any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;
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specifying that special meetings of our stockholders can be called only by a majority of our Board, the chair of our Board, or our Chief Executive Officer;
•
requiring that, once there are no longer any outstanding shares of Class B Common Stock, the approval of holders of at least two-thirds of the outstanding voting securities to amend the Bylaws and certain provisions of the Certificate of Incorporation; and
•
reflecting two classes of Common Stock.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our Board, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law (“DGCL”), which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder.

Our Bylaws provide, subject to limited exceptions, that the Court of Chancery of the State of Delaware and the federal district courts of the United States will be the sole and exclusive forum for certain stockholder litigation matters, which could limit our stockholders’ ability to obtain a chosen judicial forum for disputes with us or our directors, officers, employees or stockholders.

Our Bylaws provide that, unless otherwise consented to by us in writing, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for the following types of actions or proceedings: (i) any derivative action or proceeding brought on behalf of the Company; (ii) any action asserting a claim of breach of a fiduciary duty owed by, or otherwise wrongdoing by, any of our directors, officers, or other employees to us or our stockholders; (iii) any action arising pursuant to any provision of the DGCL or the Certificate of Incorporation or the Bylaws; (iv) any action to interpret, apply, enforce or determine the validity of the Certificate of Incorporation or the Bylaws; or (v) any other action asserting a claim that is governed by the internal affairs doctrine, in all cases subject to the court having jurisdiction over indispensable parties named as defendants. This provision would not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended, or any other claim for which the U.S. federal courts have exclusive jurisdiction. The Bylaws further provide that, unless otherwise consented to by the Company in writing, the federal district courts of the United States will be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to this provision. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing for disputes with the Company or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims. There is uncertainty as to whether a court would enforce such provisions, and the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings. It is possible that a court could find these types of provisions to be inapplicable or unenforceable, and if a court were to find the choice of forum provision contained in the Bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

Our dual class structure may depress the trading price of the Class A Common Stock.

We cannot predict whether our dual class structure will result in a lower or more volatile market price of the Class A Common Stock or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indexes. S&P Dow Jones and FTSE Russell have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, pursuant to which companies with multiple classes of shares of common stock are excluded. In addition, several stockholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our Common Stock may cause stockholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices or any actions or publications by stockholder advisory firms critical of our corporate governance practices or capital structure could adversely affect the value and trading market of the Class A Common Stock.

We do not expect to declare any dividends in the foreseeable future.

We do not anticipate declaring any cash dividends to holders of our Common Stock in the foreseeable future. Consequently, investors may need to rely on sales of their shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

There can be no assurance that we will be able to comply with the continued listing standards of the NYSE.

In connection with the Closing, we listed our Class A Common Stock and Public Warrants on the NYSE under the symbols “QS” and “QS.WS”, respectively. The Public Warrants were voluntarily delisted in August 2021 following our election to redeem all such warrants in July 2021. If the NYSE delists our Class A Common Stock from trading on its exchange for failure to meet the listing standards and we are not able to list such securities on another national securities exchange, we expect such securities could be quoted on an over-the-counter market. If this were to occur, we and our stockholders could face significant material adverse consequences including:

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a limited availability of market quotations for our securities;
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reduced liquidity for our securities;
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a limited amount of news and analyst coverage; and
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a decreased ability to issue additional securities or obtain additional financing in the future.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.

None.

Item 3. Defaults Upon Senior Securities.

Not applicable.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Other Information.

Not applicable.

Item 6. Exhibits.

Incorporated by Reference
Exhibit Number	Description	Form	File No.	Exhibit	Filing Date

31.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

QuantumScape Corporation

Date: October 28, 2021	By:	/s/ Jagdeep Singh
Jagdeep Singh
Chief Executive Officer (Principal Executive Officer)

Date: October 28, 2021	By:	/s/ Kevin Hettrich
Kevin Hettrich
Chief Financial Officer (Principal Financial Officer)

Exhibit 31.1

CERTIFICATION PURSUANT TO

RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,

AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Jagdeep Singh, certify that:

•
I have reviewed this Quarterly Report on Form 10-Q of QuantumScape Corporation;
•
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
•
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
•
The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

•
The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: October 28, 2021	By:	/s/ Jagdeep Singh
Jagdeep Singh
Chief Executive Officer (Principal Executive Officer)

Exhibit 31.2

CERTIFICATION PURSUANT TO

RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,

AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Kevin Hettrich, certify that:

•
I have reviewed this Quarterly Report on Form 10-Q of QuantumScape Corporation;
•
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
•
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
•
The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

•
The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: October 28, 2021	By:	/s/ Kevin Hettrich
Kevin Hettrich
Chief Financial Officer (Principal Financial Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of QuantumScape Corporation (the “Company”) on Form 10-Q for the period ending September 30, 2021 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Jagdeep Singh, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date: October 28, 2021	By:	/s/ Jagdeep Singh
Jagdeep Singh
Chief Executive Officer (Principal Executive Officer)

Exhibit 32.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of QuantumScape Corporation (the “Company”) on Form 10-Q for the period ending September 30, 2021 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Kevin Hettrich, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date: October 28, 2021	By:	/s/ Kevin Hettrich
Kevin Hettrich
Chief Financial Officer (Principal Financial Officer)